As filed with the Securities and Exchange Commission on July 2, 2012

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

Under Schedule B of

THE SECURITIES ACT OF 1933

Japan Bank for International Cooperation

(Issuer)

Japan

(Guarantor)

(Names of Registrants)

4-1 Otemachi 1-chome

Chiyoda-ku

Tokyo 100-8144, Japan

(Address of Principal Executive Office of Japan Bank for International Cooperation)

Names and addresses of Duly Authorized Representatives:

For the Issuer: Noriko Nasu Chief Representative Representative Office in New York Japan Bank for International Cooperation 712 Fifth Avenue, 26th Floor New York, New York 10019	For the Guarantor: Koyu Izumi Ministry of Finance, Government of Japan New York Representative Office 140 Broadway, 18th Floor New York, New York 10005

Copies to:

Garth W. Bray

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

Approximate date of commencement of proposed sale to the public:

From time to time after this Registration Statement becomes effective as described herein.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount being Registered(1)	Proposed Maximum Offering Price Per unit(2)	Proposed maximum aggregate offering price(2)	Amount of Registration Fee
Debt Securities	$4,218,250,000	100%	$4,218,250,000	$483,411.45
Guarantee of Japan	—	—	—	—

(1)	In the case of Debt Securities issued at an original issue discount, such greater principal amount as will result in an aggregate public offering price of such registered amount and, in the case of Debt Securities denominated in a currency other than U.S. dollars, such principal amount in such currency as will result in an aggregate public offering price of such registered amount when converted into U.S. dollars at the exchange rate in effect on the date such Debt Securities are initially offered to the public.
(2)	Estimated solely for the purpose of determining the registration fee.

The Debt Securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained in this Registration Statement and supplements to such prospectus will be used in connection with $3,781,750,000 of Debt Securities registered under Japan Finance Corporation’s Registration Statement No. 333-157296, which together with the Debt Securities listed above total $8,000,000,000. On April 28, 2011, the Japan Bank for International Cooperation Act was passed into law, pursuant to which, on April 1, 2012, the Japan Bank for International Cooperation Operations and the Financial Operations for Facilitating Realignment of United States Forces in Japan were transferred out of Japan Finance Corporation to establish the “Japan Bank for International Cooperation” or “JBIC”, as described herein.

The registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the Japan Bank for International Cooperation Act (the “JBIC Act”), which was passed into law on April 28, 2011, on April 1, 2012, Japan Finance Corporation (the “Predecessor”) spun off two of its operations: (i) the Japan Bank for International Cooperation Operations (the “JBIC Operations”) and (ii) the Financial Operations for Facilitating Realignment of United States Forces in Japan (the “Financial Operations for Facilitating Realignment of United States Forces in Japan”). Effective the same date, the JBIC Operations and the Financial Operations for Facilitating Realignment of United States Forces in Japan were transferred out of the Predecessor to establish Japan Bank for International Cooperation (“JBIC”), a joint-stock corporation wholly owned by the Japanese government. This registration statement contains a prospectus, consisting of a cover page, page ii and pages 1 through 17 relating to debt securities of JBIC and guarantees of Japan.

A maximum aggregate principal amount of US$8,000,000,000 or its equivalent in other currencies or currency units of debt securities may be offered and sold in the United States pursuant to the prospectus on or after the date of effectiveness of this registration statement. Of such aggregate principal offering amount, US$4,218,250,000 is registered hereby, and US$3,781,750,000 was previously registered under the Predecessor’s Registration Statement No. 333-157296. The first US$3,781,750,000 offered and sold pursuant to the prospectus contained herein shall be deemed to be the securities registered under Registration Statement No. 333-157296.

JBIC offers its securities as separate issues from time to time on the terms and in the manner to be specified in supplements to the prospectus contained in this registration statement. Upon any public offering or sale in the United States of such other debt securities covered by the prospectus, one or more prospectus supplements describing such debt securities and the particular terms of such offer or sale will be filed in accordance with the rules of the Commission.

The information in this prospectus is not complete and may be changed. Japan Bank for International Cooperation may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted

Subject to Completion, Dated July 2, 2012

P R O S P E C T U S

Japan Bank for International Cooperation

(Issuer)

Japan

(Guarantor)

$8,000,000,000

Debt Securities

Japan Bank for International Cooperation (“JBIC”) may offer any combination of debt securities from time to time in one or more offerings. JBIC will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2012.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that JBIC and Japan filed with the Securities and Exchange Commission (the “Commission”) under a “shelf” registration process. Under this shelf process, JBIC may, from time to time, sell debt securities (“Debt Securities”) described in this prospectus in one or more offerings up to a total dollar amount of $8,000,000,000. This prospectus provides you with a general description of the Debt Securities JBIC may offer. Each time JBIC sells securities under this shelf process, JBIC will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and the relevant prospectus supplement together with additional information under the heading “Where You Can Find More Information”.

Issuance of any guarantee by Japan of any Debt Securities will be subject to limits imposed by annual budgetary authorizations set by the Japanese Diet. In addition, each particular issue of Debt Securities will require authorization by Japan of any guarantee of such Debt Securities on a case-by-case basis.

None of JBIC, Japan or the underwriters of the Debt Securities to which any particular prospectus supplement relates has authorized any dealer, salesman or other person to give any information or to make any representation not contained in this prospectus or such a prospectus supplement. If any such dealer, salesman or other person has given or made such information or representation, you must not rely upon such information or representation as having been authorized by JBIC, Japan or such underwriters. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Debt Securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

ii

WHERE YOU CAN FIND MORE INFORMATION

JBIC and Japan file, and JBIC’s predecessor, Japan Finance Corporation (the “Predecessor”), and Japan have filed annual reports, amendments to annual reports and other information with the Commission. These reports and amendments include certain financial, statistical and other information about JBIC, the Predecessor and Japan, and may be accompanied by exhibits. You may read and copy any document JBIC and Japan file, and the Predecessor and Japan have filed, with the Commission at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may also obtain copies of the same documents from the public reference room in Washington, D.C. by paying a fee. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the Commission maintains an Internet site (www.sec.gov) that contains reports and other information regarding issuers that file electronically with the Commission.

The Commission allows JBIC and Japan to “incorporate by reference” the information JBIC and Japan file, and the Predecessor and Japan have filed, with the Commission, which means that JBIC and Japan can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. JBIC and Japan incorporate by reference the documents listed below and any future filings made with the Commission to the extent such filings indicate that they are intended to be incorporated by reference:

•

the Predecessor’s Annual Report on Form 18-K (File No. 333-11680) for the year ended March 31, 2011, filed on September 7, 2011 with respect to the unaudited financial statements and other information relating to the JBIC Operations and the Financial Operations for Facilitating Realignment of United States Forces in Japan; and

•	Japan’s Annual Report on Form 18-K (File No. 033-23423-01) for the year ended March 31, 2011, filed on September 12, 2011.

Each time JBIC or Japan files a document with the Commission that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. JBIC and Japan have not authorized anyone else to provide you with different or additional information. JBIC and Japan are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates set forth on the respective cover pages of these documents.

You may request a copy of the annual reports, amendments to annual reports and other information mentioned above by writing or calling JBIC. Written requests for such documents should be directed to JBIC, 4-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8144, Japan, Attention: Capital Markets and Funding Division, Treasury Department, Corporate Group, JBIC. JBIC’s telephone number is 81-3-5218-3304. The Internet site of JBIC is http://www.jbic.go.jp/en. The information on the website is not incorporated by reference into this prospectus.

In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on June 26, 2012 as reported by the Bank of Japan at 5:00 p.m., Tokyo time, was 79.52 = $1.00, and the noon buying rate on June 22, 2012 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was 80.52 = $1.00.

References herein to Japanese fiscal years (“JFYs”) are to 12-month periods commencing in each case on April 1 of the year indicated and ending on March 31 of the following year.

JAPAN BANK FOR INTERNATIONAL COOPERATION

The following information updates information in the Predecessor’s 18-K relating to JBIC. The following section has been updated to reflect current information and has not been revised in its entirety. In the following section, information pertaining to previous years is provided solely for your convenience.

JBIC is a joint stock corporation organized under the laws of Japan and established on April 1, 2012. The Japan Bank for International Cooperation Act (the “JBIC Act”) was passed into law on April 28, 2011 to spin off the Japan Bank for International Cooperation Operations (“JBIC Operations”), together with the Financial Operations for Facilitating Realignment of United States Forces in Japan, from the domestic financial operations of the Predecessor. Pursuant to the JBIC Act, on April 1, 2012, all of the assets and liabilities relating to the JBIC Operations and the Financial Operations for Facilitating Realignment of United States Forces in Japan were assumed by JBIC.

After the establishment of JBIC on April 1, 2012, with respect to bonds issued by the former Japan Bank for International Cooperation prior to the establishment of the Predecessor on October 1, 2008 and subsequently succeeded to by the Predecessor, JBIC and the Japan International Cooperation Agency, jointly and severally, assumed the obligations under such bonds. With respect to bonds issued by the Predecessor prior to the establishment of JBIC on April 1, 2012, the post-spin off Predecessor and JBIC, jointly and severally, assumed the obligations under such bonds. The guarantee of the bonds by the Japanese government remains in effect under the same conditions and such bonds continue to rank senior in terms of payment to unsecured general obligations not represented by debt securities.

Purpose and Authority

Under the JBIC Act, the purposes and operations of JBIC remain substantially unchanged from the former purposes and operations of JBIC Operations and the Financial Operations for Facilitating Realignment of United States Forces in Japan, but includes certain new loan and guarantee operations that are extensions of the JBIC Operations, as described below under the caption “Operations”.

Government Control and Supervision

Under the JBIC Act, JBIC’s shares are wholly owned by the Japanese government, and JBIC is under the Japanese government’s control. JBIC’s operations, including appointment of directors, business plans and issuance of new debt securities, are supervised by the Minister of Finance. JBIC’s budgets are subject to approval of the Japanese Diet, and the annual financial statements of JBIC are required to be submitted to the Diet.

Operations

JBIC Operations

Pursuant to the JBIC Act, JBIC conducts the JBIC Operations to fulfill the following four missions in order to contribute to the sound development of Japan and the international economy and society: (a) promoting the overseas development and securement of resources which are important for Japan, (b) maintaining and improving the international competitiveness of Japanese industries, (c) promoting the overseas businesses having the purpose of preserving the global environment, such as preventing global warming, and (d) preventing disruptions to international financial order or taking appropriate measures with respect to damages caused by such disruption.

In order to execute the above missions, JBIC conducts the following seven operations and by way of financing instruments such as loans, guarantees, acquisition and securitization of public/corporate bonds, assignment and securitization of loan assets and equity participations.

•	Export Finance. Export finance provides funds to support exports of equipment by Japanese companies and overseas transfer of their technologies.

•

Import Finance.    Import finance provides funds to support imports of oil, LNG, iron ore and other strategically important materials to Japan. Apart from resources, the guarantee facility supports imports of goods and services for which there are crucial domestic needs, such as aircraft.

•

Overseas Investment Finance.    Overseas investment finance provides funds to support overseas investment projects undertaken by Japanese companies for manufacturing, resource development, and other business ventures.

•

Untied Finance.    Untied finance provides funds to support improvements in the overseas business environment to facilitate Japanese trade, investments and other overseas business activities. Untied finance also supports projects undertaken by foreign governments and government agencies.

•

Bridge Finance.    Bridge finance provides short-term financing for developing country governments facing balance-of payments difficulties to enable them to ride out temporary strains in foreign currency management.

•	Equity Participation. Equity participation is equity investment in overseas joint ventures involving Japanese companies, or funds in which Japanese companies participate.

•	Studies and Research Activities. JBIC conducts studies and research to support its operations.

Financial Operations for Facilitating Realignment of United States Forces in Japan

The Act on Special Measures Concerning Smooth Implementation of Realignment of United States Forces in Japan was passed in May 2007 as a special legislation related to the former Japan Bank for International Cooperation Act, authorizing the former Japan Bank for International Cooperation (which was subsequently succeeded to by the Predecessor on October 1, 2008) to provide financial services for facilitating the realignment of United States Forces in Japan as exceptional measures. Following the passing of the budget bill for the fiscal year ended March 31, 2011 on March 24, 2010, the Finance Department for Facilitating Realignment of United States Forces in Japan was established, including a separate account for the financial services to be conducted by such Department, segregating it from other accounts of the Predecessor. Such financial services include equity investments, loans and other operations necessary for projects (such as the public-private partnerships of family housing and infrastructure projects associated with the relocation of U.S. marine force personnel and their dependents to Guam) to facilitate the realignment of United States Forces in Japan.

Organizational Structure

Management

JBIC’s board of directors has the ultimate responsibility for the administration of its affairs. JBIC’s articles of incorporation provide for a board of directors of not more than five directors and three corporate auditors. All directors and corporate auditors are elected by the Japanese government as JBIC’s sole shareholder at the shareholder’s general meetings, but the election of each director and corporate auditor is subject to approval of the Minister of Finance in accordance with the JBIC Act. The normal term of office for directors is two years, and the normal term of office for corporate auditors is four years, but directors and corporate auditors may serve any number of consecutive terms. The board of directors may elect from among its members, a Governor, a CEO, an Executive Managing Director, several COOs, Senior Managing Directors and several Senior Managing Directors. The Governor acts as the chairperson at the shareholder’s general meeting. The board of directors may also elect one or more representative directors from among its members, but such election is subject to the approval of the Minister of Finance. Each of the Governor, CEO and Executive Managing Director shall represent JBIC in the conduct of its affairs, and in addition, several Directors may be appointed to have the authority to represent JBIC in the conduct of its affairs.

The corporate auditors form the board of corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to the board of directors each year based on the audit reports issued by the individual corporate auditors in that year. A corporate auditor may note his or her opinion in the audit report issued by the board of corporate auditors if his or her opinion expressed in the individual audit report is different from the opinion expressed in the audit report issued by the board of corporate auditors. The board of corporate auditors is empowered to establish audit principles, the method of examination by the corporate auditors of JBIC’s affairs and financial position and any other matters relating to the performance of the corporate auditors’ duties.

JBIC is required to appoint, and has appointed, Account Auditors, who have the statutory duties of examining the financial statements, prepared on a basis consistent with accounting principles generally accepted in Japan, to be submitted to the shareholders by a representative director, and preparing their audit report thereon. JBIC has selected its Account Auditors to audit the financial statements for the fiscal year ending March 31, 2013, which is JBIC’s initial fiscal period.

JBIC’s initial directors and corporate auditors, elected on April 1, 2012, are as follows:

Name	Title
Hiroshi Okuda	Governor

Hiroshi Watanabe	CEO, Executive Managing Director

Fumio Hoshi	COO, Senior Managing Director

Kohei Nakanishi	Managing Director

Akira Kondoh	Managing Director

Hiroshi Imoto	Corporate Auditor

Shinji Nishio	Corporate Auditor

Tatsuo Igarashi	Corporate Auditor

Hiroshi Okuda
1955	Joined Toyota Motor Corporation (TMC)
1995	President, TMC
1999	Chairman, TMC
2006	Senior Advisor, TMC
2012	Governor, JBIC

Hiroshi Watanabe
1972	Joined the Ministry of Finance (MOF)
2004	Vice Minister of Finance for International Affairs, MOF
2007	Special Advisor to the Minister of Finance
2008	President and CEO, JBIC as international wing of the Predecessor
2012	CEO, Executive Managing Director, JBIC

Fumio Hoshi
1973	Joined The Export Import Bank of Japan (currently JBIC)
2002	Executive Director, former JBIC (before establishment of Predecessor)
2011	Deputy President, JBIC as international wing of the Predecessor
2012	COO, Senior Managing Director, JBIC

Kohei Nakanishi
1977	Joined The Export Import Bank of Japan (currently JBIC)
2011	Executive Director, JBIC as international wing of the Predecessor
2012	Managing Director, JBIC

Akira Kondoh
1967	Joined the Sumitomo Bank Ltd. (currently the Sumitomo-Mitsui Banking Co.)
1997	Managing Director, the Sumitomo Bank Ltd.
1999	Deputy President, Daiwa Securities SB Capital Markets Co. Ltd.
2000	Corporate Senior Executive VP and Deputy CFO, Sony Corporation
2004	Vice Chairman Finance and Investment, AIG East Asia Holdings Management Inc.
2009	President and CEO, Fuji Fire and Marine Insurance Company, Ltd..
2011	Vice Chairman, Chartis Far East Holdings KK.
2012	Managing Director, JBIC

Hiroshi Imoto
1981	Joined The Export Import Bank of Japan (currently JBIC)
2011	Executive Officer for West Japan, JBIC as international wing of the Predecessor
2012	Corporate Auditor, JBIC

Shinji Nishio
1964	Joined Nippon Oil Company, Ltd.
2005	Representative Director, President, Nippon Oil Corporation
2010	Representative Director, Chairman of the Board, JX Holdings, Inc.
2012	Corporate Auditor, JBIC

Tatsuo Igarashi
1975	Joined Tomatsu Awoki & Co. (currently Deloitte Touche Tohmatsu LLC)
2011	Opened The Office of Igarashi Certified Public Accountant
2012	Corporate Auditor, JBIC

Summary Financial Information

The table below sets forth the summary unaudited financial information of JBIC with respect to the JBIC Operations as of and for the fiscal years ended March 31, 2010 and 2011, prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”).

JBIC OPERATIONS BALANCE SHEET (unaudited)

	March 31, 2010	March 31, 2011	March 31, 2011
	(In millions of yen)	(In millions of yen)	(In millions of U.S. dollars)
Assets:
Cash and due from banks	¥455,113	¥978,074	$11,763
Cash	0	0	0
Due from bank	455,112	978,074	11,763
Securities	44,280	76,453	919
Other securities	44,280	76,453	919
Loans and bills discounted	8,771,342	8,376,794	100,743
Loans on deeds	8,771,342	8,376,794	100,743
Other assets	724,223	1,001,457	12,044
Prepaid expenses	225	234	4
Accrued income	30,685	29,379	353
Derivatives other than for trading-assets	693,022	966,988	11,629
Other	290	4,855	58
Property, plant and equipment	37,903	37,664	453
Buildings	3,554	3,488	42
Land	33,881	33,881	407
Lease assets	79	58	1
Construction in progress	90	2	0
Other	296	233	3
Intangible assets	2,320	2,349	29
Software	2,025	2,116	25
Lease assets	259	218	4
Other	34	14	0
Customers’ liabilities for acceptances and guarantees	1,977,071	2,443,266	29,384
Allowance for loan losses	(145,354)	(134,417)	(1,617)

Total assets	¥11,866,899	¥12,781,643	$153,718

	March 31, 2010	March 31, 2011	March 31, 2011
	(In millions of yen)	(In millions of yen)	(In millions of U.S. dollars)
Liabilities:
Borrowed money	¥5,267,246	¥5,502,495	$66,176
Borrowings	5,267,246	5,502,495	66,176
Bonds payable	2,598,954	2,703,551	32,514
Other liabilities	56,394	71,181	856
Accrued expenses	32,809	29,911	360
Unearned revenue	21,534	38,881	468
Derivatives other than for trading-liabilities	1,598	1,899	23
Lease obligations	356	290	3
Other	94	198	2
Provision for bonuses	511	465	6
Provision for directors’ bonuses	6	6	0
Provision for retirement benefits	11,872	12,135	146
Provision for directors’ retirement benefits	17	28	0
Acceptances and guarantees	1,977,071	2,443,266	29,384

Total liabilities	¥9,912,072	¥10,733,129	$129,082

Net Assets:
Capital Stock	¥1,055,500	¥1,091,000	$13,121
Retained earnings	759,218	801,398	9,638
Legal retained earnings	726,011	742,615	8,931
Other retained earnings	33,207	58,783	707
Retained earnings brought forward	33,207	58,783	707

Total shareholders’ equity	1,814,718	1,892,398	22,759

Valuation and difference on available for sale securities	(687)	(1,665)	(21)
Deferred gains or losses on hedges	140,795	157,781	1,898

Valuation and translation adjustments	140,107	156,115	1,877

Total net assets	¥1,954,826	¥2,048,513	$24,636

Total liabilities and net assets	¥11,866,899	¥12,781,643	$153,718

STATEMENTS OF OPERATIONS (unaudited)

	March 31, 2010	March 31, 2011	March 31, 2011
	(In millions of yen)	(In millions of yen)	(In millions of U.S. dollars)
Ordinary income:	¥191,178	¥197,217	$2,372
Interest income	179,396	178,661	2,148
Interest on loans and discounts	143,212	122,329	1,471
Interest and dividends on securities	—	48	1
Interest on deposit with banks	547	1,199	14
Interest on interest swaps	35,617	55,061	662
Other interest income	19	22	0
Fees and Commissions	11,144	13,183	159
Other fees and commissions	11,144	13,183	159
Other ordinary income	33	74	1
Other	33	74	1
Other income	604	5,298	64
Other	604	5,298	64
Ordinary expenses:	163,355	147,576	1,775
Interest expenses	122,322	118,777	1,428
Interest on borrowings and rediscounts	58,349	55,696	670
Interest on bonds	63,973	63,081	758
Fees and commissions payments	1,107	1,332	16
Other fees and commissions	1,107	1,332	16
Other ordinary expenses	4,679	3,370	41
Loss on foreign exchange transactions	3,416	2,501	30
Amortization of bond issuance cost	854	651	8
Expenses on derivatives other than for trading or hedging	68	8	0
Other	340	209	3
General and administrative expenses	16,392	15,861	191
Other expenses	18,854	8,233	99
Provision of allowance for loan losses	18,853	8,232	99
Other	0	0	0
Ordinary profit	27,823	49,641	597
Extraordinary income	5,388	9,142	110
Gain on disposal of noncurrent assets	0	0	0
Recoveries of written-off claims	5,387	8,715	105
Other	—	425	5
Extraordinary losses	3	0	0
Loss on disposal of noncurrent assets	3	0	0
Net income	¥33,207	¥58,783	$707

The ordinary income of the JBIC Operations for the fiscal year ended March 31, 2010 was ¥191.1 billion. This was attributable primarily to interest income which amounted to ¥179.3 billion, reflecting temporary measures undertaken in response to the global financial crisis, such as JBIC’s commitments to Emergency Projects to Support Overseas Operations.

The ordinary expenses of the JBIC Operations for the fiscal year ended March 31, 2010 were ¥163.3 billion. This was attributable primarily to interest expenses, amounting to ¥122.3 billion, which primarily reflected interest expenses for borrowings.

For the fiscal year ended March 31, 2010, JFC recorded ordinary profit of ¥27.8 billion and net income of ¥33.2 billion for the JBIC Operations.

The ordinary income of the JBIC Operations for the fiscal year ended March 31, 2011 was ¥197.2 billion. This was attributable primarily to interest income which amounted to ¥178.6 billion, reflecting temporary measures undertaken in response to the overseas development and acquisition support of material resources and JBIC’s commitments to Emergency Projects to Support Overseas Operations.

The ordinary expenses of the JBIC Operations for the fiscal year ended March 31, 2011 were ¥147.5 billion. This was attributable primarily to interest expenses, amounting to ¥118.7 billion, which mostly reflected interest expenses for borrowings.

For the fiscal year ended March 31, 2011, JFC recorded ordinary profit of ¥49.6 billion and net income of ¥58.7 billion for the JBIC Operations.

Outstanding Loans

The following table sets forth, as of the dates indicated, the total amounts of loans outstanding provided by JBIC, by type of credit and geographical distribution:

	JBIC Operations		JBIC Operations
	As of March 31,		As of March 31,
	2010		2011
	(In millions of yen)		(In millions of yen)
EXPORT LOANS
Asia	¥441,044	5.0%	¥379,675	4.5%
The Pacific	—	—	—	—
Europe	71,853	0.8%	66,604	0.8%
The Middle East	159,034	1.8%	136,152	1.6%
Africa	44,635	0.5%	34,112	0.4%
North America	—	—	—	—
Latin America	88,857	1.0%	78,925	1.0%
International Organizations, etc.	2,809	0.0%	3,040	0.0%

Total	¥808,231	9.2%	698,507	8.3%

IMPORT LOANS
Asia	23,396	0.3%	25,289	0.3%
The Pacific	77,579	0.9%	64,807	0.8%
Europe	20,128	0.2%	15,996	0.2%
The Middle East	441,786	5.0%	366,226	4.3%
Africa	4,777	0.1%	2,844	0.0%
North America	210,999	2.4%	142,147	1.7%
Latin America	14,617	0.2%	13,261	0.2%
International Organizations, etc.	5	0.0%	—	—

Total	793,287	9.0%	630,570	7.5%

OVERSEAS INVESTMENT LOANS
Asia	1,157,372	13.1%	1,059,775	12.5%
The Pacific	287,050	3.3%	302,665	3.6%
Europe	1,100,822	12.5%	931,618	11.0%
The Middle East	1,086,085	12.3%	1,047,916	12.4%
Africa	142,532	1.6%	138,053	1.6%
North America	512,778	5.8%	430,471	5.1%
Latin America	827,617	9.4%	934,209	11.0%
International Organizations, etc.	672,124	7.6%	982,497	11.6%

Total	5,786,381	65.6%	5,827,203	68.8%

UNITED LOANS
Asia	569,795	6.5	518,711	6.1%
The Pacific	141	0.0%	94	0.0%
Europe	56,496	0.6%	45,261	0.5%
The Middle East	46,921	0.5%	49,530	0.6%
Africa	39,430	0.4%	47,094	0.6%
North America	—	—	—	—
Latin America	385,569	4.4%	345,229	4.1%
International Organizations, etc.	235,557	2.7%	177,873	2.1%

Total	1,333,909	15.1%	1,183,793	14.0%

	JBIC Operations		JBIC Operations
	As of March 31,		As of March 31,
	2010		2011
	(In millions of yen)		(In millions of yen)
GOVERNMENTAL LOANS
Asia	16,011	0.2%	15,938	0.2%
The Pacific	—	—	—	—
Europe	1,099	0.0%	2,036	0.0%
The Middle East	19,037	0.2%	19,071	0.2%
Africa	3,226	0.0%	6,517	0.1%
North America	—	—	—	—
Latin America	12,622	0.1%	10,777	0.1%
International Organizations, etc.	—	—	—	—

Total	51,996	0.6%	54,339	0.6%

EQUITY PARTICIPATION
Asia	11,039	0.1%	10,957	0.1%
The Pacific	—	—	—	—
Europe	—	—	—	—
The Middle East	—	—	—	—
Africa	—	—	—	—
North America	4,811	0.1%	4,811	0.1%
Latin America	—	—	—	—
International Organizations, etc.	28,442	0.3%	56,898	0.7%

Total	44,293	0.5%	72,666	0.9%

Total loans outstanding	¥8,818,096	100.0%	¥8,467,079	100.0%

New Loan Commitments

The following table sets forth the new loan commitments made by JBIC by type of credit and geographical distribution in accordance with JBIC’s system of classification for the periods indicated.

	JBIC Operations		JBIC Operations
	As of March 31,		As of March 31,
	2010		2011
	(In millions of yen)		(In millions of yen)
EXPORT LOANS
Asia	¥69,884	2.6%	¥34,510	3.1%
The Pacific	—	—	—	—
Europe	5,552	0.2%	14,637	1.3%
The Middle East	1,566	0.1%	20,768	1.8%
Africa	—	—	66,389	5.9%
North America	—	—	—	—
Latin America	20,877	0.8%	11,652	1.0%
International Organizations, etc.	—	—	3,283	0.3%

Total	97,879	3.7%	151,239	13.4%

IMPORT LOANS
Asia	8,208	0.3%	—	—
The Pacific	—	—	—	—
Europe	—	—	—	—
The Middle East	—	—	169,512	15.0%
Africa	—	—	—	—
North America	—	—	—	—
Latin America	—	—	—	—
International Organizations, etc.	—	—	—	—

Total	8,208	0.3%	169,512	15.0%

OVERSEAS INVESTMENT LOANS
Asia	288,246	10.8%	48,231	4.3%
The Pacific	175,438	6.6%	8,384	0.7%
Europe	474,858	17.9%	47,847	4.2%
The Middle East	101,133	3.8%	—	—
Africa	12,248	0.5%	—	—
North America	288,354	10.9%	74,644	6.6%
Latin America	191,376	7.2%	149,261	13.2%
International Organizations, etc.	662,078	24.9%	381,962	33.9%

Total	2,193,731	82.6%	710,329	63.0%

UNITED LOANS
Asia	271,094	10.2%	18,283	1.6%
The Pacific	—	—	—	—
Europe	—	—	—	—
The Middle East	—	—	19,969	1.8%
Africa	13,532	0.5%	—	—
North America	—	—	—	—
Latin America	50,532	1.9%	23,684	2.1%
International Organizations, etc.	9,160	0.3%	14,909	1.3%

Total	344,317	13.0%	76,846	6.8%

	JBIC Operations		JBIC Operations
	As of March 31,		As of March 31,
	2010		2011
	(In millions of yen)		(In millions of yen)
GOVERNMENTAL LOANS
Asia	—	—	—	—
The Pacific	—	—	—	—
Europe	—	—	—	—
The Middle East	—	—	—	—
Africa	—	—	—	—
North America	—	—	—	—
Latin America	—	—	—	—
International Organizations, etc.	—	—	—	—

Total	—	—	—	—

EQUITY PARTICIPATION
Asia	—	—	3,055	0.3%
The Pacific	—	—	—	—
Europe	—	—	—	—
The Middle East	—	—	—	—
Africa	—	—	—	—
North America	—	—	—	—
Latin America	—	—	—	—
International Organizations, etc.	13,040	0.5%	16,764	1.5%

Total	13,040	0.5%	19,819	1.8%

Total loans outstanding	¥2,657,175	100.0%	¥1,127,744	100.0%

Semi-annual Balance Sheet for Period Ending September 30, 2011 (unaudited)

The table below sets forth the summary unaudited financial information of JBIC with respect to the JBIC Operations for the six months ended September 30, 2011, prepared in accordance with Japanese GAAP.

As of September 30, 2011
(in millions)
Assets:
Cash and due from banks	¥496,790
Receivables under resale agreements	469,809
Securities	75,111
Loans and bills discounted	7,959,361
Other assets	1,258,959
Property, plant and equipment	37,465
Intangible assets	1,981
Customers’ liabilities for acceptances and guarantees	2,400,158
Allowance for loan losses	(129,994)

Total Assets	¥12,569,643

As of September 30, 2011
(in millions)
Liabilities:
Borrowed money	¥5,322,050
Bonds payable	2,558,517
Other liabilities	73,795
Provision for bonuses	493
Provision for directors’ bonuses	6
Provision for retirement benefits	12,237
Provision for directors’ retirement benefits	19
Acceptances and guarantees	2,400,158

Total liabilities	10,367,278

Net assets:
Capital stock	1,191,000
Retained earnings	797,522
Valuation and translation adjustments	213,843

Total net assets	2,202,365

Total liabilities and net assets	¥12,569,643

Semi-annual Statement of Operations for Period Ending September 30, 2011 (unaudited)

As of September 30, 2011
(in millions)
Ordinary income:	¥99,972
Interest income	87,406
Fees and Commissions	7,570
Other ordinary income	4,995
Ordinary expenses:	69,864
Interest expenses	57,524
Fees and commissions payments	425
Other ordinary expenses	3,891
General and administrative expenses	7,824
Other expenses	198
Ordinary income	30,108
Extraordinary income	1
Extraordinary losses	4,594
Net income	¥25,515

The ordinary income of the JBIC Operations for the six months ended September 30, 2011 was ¥99,972 million. Interest income, which amounted to ¥87,406 million and reflected financing and other assistance provided to large-scale natural resource and infrastructure projects, accounted for most of this income.

The ordinary expenses of the JBIC Operations for the six months ended September 30, 2011 were ¥69,864 million. Interest expense, which amounted to ¥57,524 million and mostly reflected interest expense for our borrowings and outstanding debt securities, accounted for most of these expenses.

For the six months ended September 30, 2011, we recorded net income of ¥25,515 million for the JBIC Operations.

Non-Performing Loans

Our asset quality self-assessment is based on our financial statements prepared in accordance with Japanese GAAP.

The table below sets forth the results of our assessment of our loans relating to the JBIC Operations as of September 30, 2011, classified in all material respects according to the standards under the Banking Act (Act No. 59 of 1981, as amended) (the “Banking Act”):

As of September 30, 2011
(in millions)
Bankrupt loans(a)	¥8,969
Non-accrual loans(b)	96,788
Past due loans (three months or more)(c)	—
Restructured loans(d)	84,333
Total	¥190,092

(a)	“Bankrupt loans” are loans which are placed on non-accrual status when collection of either the principal of or interest on the loans becomes doubtful, are made to borrowers which have begun bankruptcy, composition, reorganization, winding-up or special liquidation proceedings under the Bankruptcy Act, the Corporate Reorganization Act, the Commercial Code or other similar laws of Japan or which have had their transactions with the promissory note clearinghouse suspended, or made to borrowers which have begun similar proceedings under any foreign law. As of September 30, 2011, our loans falling into this category were as follows: operations aimed at micro business and individuals—¥34,002 million; operations aimed at agriculture, forestry, fisheries and food business—¥7,029 million; and operations aimed at small and medium enterprises—¥20,572 million.
(b)	“Non-accrual loans” are loans which are placed on non-accrual status when collection of either the principal of or interest on the loans becomes doubtful, but exclude “Bankrupt loans” and loans the terms of which we have modified in favor of borrowers in order to expedite the borrower’s restructuring and to support the borrowers by deferring interest payments. As of September 30, 2011, our loans falling into this category were as follows: operations aimed at micro business and individuals—¥135,770 million; operations aimed at agriculture, forestry, fisheries and food business—¥67,094 million; and operations aimed at small and medium enterprises—¥365,975 million.
(c)	“Past due loans (three months or more)” are loans for which principal and/or interest is past due three months or more from their scheduled payment dates, but exclude “Bankrupt loans” and “Non-accrual loans.” As of September 30, 2011, our loans falling into this category were as follows: operations aimed at micro business and individuals—¥109 million; operations aimed at agriculture, forestry, fisheries and food business—¥1,992 million; and operations aimed at small and medium enterprises—¥69 million.
(d)	“Restructured loans” are loans the terms of which we have modified in favor of borrowers in order to expedite the borrowers’ restructuring and to support the borrowers by, among other things, reducing the stated interest rate, deferring interest payments or writing down principal, but exclude (1) “Bankrupt loans,” (2) “Non-accrual loans,” and (3) “Past due loans (three months or more)”. As of September 30, 2011, our loans falling into this category were as follows: operations aimed at micro business and individuals—¥609,632 million; operations aimed at agriculture, forestry, fisheries and food business—¥39,841 million; and operations aimed at small and medium enterprises—¥58,125 million.

The table below sets forth the results of our assessment of our loan portfolio relating to the JBIC Operations as of September 30, 2011, classified in all material respects according to the standards under the Act on Emergency Measures for the Revitalization of the Functions of the Financial System of 1998, as amended (the “Financial Revitalization Act”):

As of September 30, 2011
(in millions)
Bankrupt and quasi-bankrupt assets(a)	¥8,969
Doubtful assets(b)	96,788
Substandard loans(c)	—
Total	¥190,092

(a)	“Bankrupt and quasi-bankrupt assets” are loans to and other credits to debtors which have begun proceedings under the Bankruptcy Act, the Corporate Reorganization Act, the Financial Revitalization Act or other similar laws of Japan and have financially failed, as well as similar loans as so designated. As of September 30, 2011, our loans falling into this category were as follows: operations aimed at micro business and individuals—¥114,308 million; operations aimed at agriculture, forestry, fisheries and food business—¥11,639 million; and operations aimed at small and medium enterprises—¥64,482 million.
(b)	“Doubtful assets” are loans to and other credits to debtors whose financial and operational conditions have been deteriorated and which are unlikely to make payment of principal and/or interest on a contractual basis. As of September 30, 2011, our loans falling into this category were as follows: operations aimed at micro business and individuals—¥56,292 million; operations aimed at agriculture, forestry, fisheries and food business—¥62,523 million; and operations aimed at small and medium enterprises—¥322,328 million.
(c)	“Substandard loans” are (1) “Past due loans (three months or more)” for which principal and/or interest is past due three months or more from their date scheduled payment dates excluding “Bankrupt and quasi-bankrupt assets” and “Doubtful assets”, and (2) restructured loans on which we granted concessions to borrowers in financial difficulty to assist them in their financial recovery and enable them to eventually pay their creditors, but exclude “Bankrupt and quasi-bankrupt assets,” “Doubtful assets” and “Past due loans (three months or more)”. As of September 30, 2011, our loans falling into this category were as follows: operations aimed at micro business and individuals—¥609,741 million; operations aimed at agriculture, forestry, fisheries and food business—¥41,834 million; and operations aimed at small and medium enterprises—¥58,194 million.

JAPAN

The following information updates information in Japan’s 18-K. The following section has been updated to reflect current information and has not been revised in its entirety. In the following section, information pertaining to previous years is provided solely for your convenience.

General

Japan is a mountainous island country in the western Pacific, with a population of over 127 million. Japan has a parliamentary form of government.

Government

The legislative power in Japan is vested in the Diet, which currently consists of a House of Representatives having 480 members and a House of Councilors having 242 members. Members of both houses are elected by direct universal suffrage, except that some members of each house are elected by proportional representation. The power of the House of Representatives is superior to that of the House of Councilors in respect of approving certain matters including the national budget and electing the Prime Minister.

The executive power is vested in the Cabinet consisting of a Prime Minister, elected by the Diet from among its members, and other Ministers appointed by the Prime Minister, a majority of whom must be members of the Diet. The judicial power is vested in the Supreme Court and such lower courts as are established by law.

Japan’s 47 prefectures, and its cities, towns and villages, have a certain degree of local autonomy through popularly elected legislative bodies and chief executives. The central government exercises its influence on local governments indirectly through financial aid and prescribing standards of local administration.

Leadership

Japan’s current Prime Minister is Yoshihiko Noda, a member of the Democratic Party of Japan and member of the House of Representatives in the Diet. Mr. Noda was formally appointed Prime Minister by the Emperor on September 2, 2011, and succeeded the former Prime Minister Naoto Kan, who is also a member of the Democratic Party of Japan. Mr. Kan served as Japan’s 94th Prime Minister from June 8, 2010 through September 2, 2011. Prior to the Kan Administration, Yukio Hatoyama, a member of the Democratic Party of Japan, served as the 93rd Prime Minister from September 16, 2009 through June 8, 2010.

The following is a map of Japan, illustrating its location with respect to neighboring countries:

MAP OF JAPAN

Road
Outer limits of Japan's territory
City
1000km
Distance from Tokyo
Map Projection : Azimuthal equidistant projection
Standard point : Origin of the Japanese Horizontal Control Network (Minato-ku, Tokyo)
35° 39' 29" N
139° 44' 29" E
0 100 200 300 400 500km
Bathymetry is taken from the GEBCO Digital Atlas.
SEA OF OKHOTSK (OHOTSUKU KAI)
KARAFUTO(SAKHALIN)
CHISHIMA (KURIL) RETTO
The most northern end of Japan
Etorofu To
Rebun To
Asahikawa
Sapporo
Kushiro
Hakodate
Aomori
Akita
Morioka
JAPAN SEA (NIHON KAI)
Sendai
Niigata
Nagano
Take Shima
OKI SHOTO
Kanazawa
Utsunomiya
Matsue
Kyoto
Tokyo
Hiroshima
Nagoya
Osaka
Matsuyama
Fukuoka
Kagoshima
JAPAN
IZU SHOTO
Hachijo Jima
Tori Shima
NORTH PACIFIC OCEAN (KITATAIHEI YO)
Yaku Shima
EAST CHINA SEA (HIGASHISHINA KAI)
NANSEI SHOTO
SENKAKU SHOTO
Uotsuri Shima
Naha
Yonaguni Jima
The most western end of Japan
Minamidaito Jima
Okidaito Jima
Chichi Jima
OGASAWARA SHOTO
Io To
Minami Io To
The most eastern end of Japan
Minamitori Shima
The most southern end of Japan
Okinotori Shima
PHILIPPINE SEA

This map is compiled from 1/5,000,000 Japan and Its Surroundings (2010 Revised).

Geospatial Information Authority of Japan

Ministry of Land, Infrastructure, Transport and Tourism
Government of Japan

The Japanese Economy

Overview

Japan has a highly advanced and diversified economy, which has developed in response to changing conditions in Japan and the world. During the era of high economic growth in the 1960s and the early 1970s, the expansion was based on the development of heavy industries consuming large quantities of resources. During the 1980s, there was rapid growth in high value-added industries, such as electronics and precision instruments, which employ high level technology and consume relatively low quantities of resources. The service sector of the economy grew significantly during the 1980s and 1990s.

While the Japanese economy expanded during the period from 2002 to 2007, amidst that expansion, and prior to the global economic crisis of 2008, Japan continued to face several domestic economic difficulties. Among other things, domestic consumption contributed to the economic recovery to a lesser degree than was the case in prior economic growth periods. Also, despite the improving employment environment at the time, the average wage failed to grow appreciably. While those Japanese manufacturing companies with a global competitive edge achieved growth on the back of the favorable world economy, small-to-medium enterprises and the non-manufacturing sectors realized only limited productivity growth and profitability. This in turn caused imbalance in the level of economic recovery among the different regions in Japan. In the longer term, Japan faced a declining population, mass retirement of the baby boomer generation, environmental/energy conservation agenda, and fiscal deficit problem. Against this backdrop, the subprime loan crisis in the United States and increases in the prices of energy and raw materials precipitated weakness in the global economy, causing the Japanese economy to deteriorate. Throughout JFY 2008, the global economy continued to worsen, as the collapse of several major financial institutions in the United States and other factors contributed to a credit tightening, volatility in stock, currency and other markets, loss of consumer confidence and decrease in business and industrial activities on a global basis. The Japanese economy was also adversely affected by these factors, especially as Japan’s export sector was hit by the decline in global demand and appreciation of the yen against other major currencies. In November 2008, the Japanese government announced that Japan had entered a recession. The Japanese economy in JFY 2010 picked up, despite a difficult situation where the unemployment rate remained at a high level. The GDP growth rate at constant prices (real GDP growth) in JFY 2010 turned positive to 2.3%, up from -2.4% in the previous fiscal year. The GDP growth rate at current prices (nominal GDP growth), which more directly reflects people’s sentiment toward the economy, also showed improvement in JFY 2010 to 0.4%, up from -3.7% in JFY 2009 after a decline for two consecutive fiscal years.

On March 11, 2011, just as the Japanese economy was in a transition from the state of stagnation to recovery, the Great East Japan Earthquake (“Earthquake”) struck Japan. As a result, the Japanese economy posted negative growth for the first and second quarter in 2011. Unlike the cases of the Great Hanshin-Awaji Earthquake in 1995 or Hurricane Katrina in 2005, personal consumption declined on a nationwide basis, with consumer sentiment deteriorating sharply after the Earthquake. The Earthquake had a severe impact on production in Japan through the shutdown of damaged factories, disruptions of the supply chains and power supply constraints. In particular, the Earthquake affected Japan’s auto industry which depends on the Tohoku region for the supply of key parts including semiconductors and other electronic components. The supply constraints and the slower growth in corporate earnings in the aftermath of the Earthquake also put downward pressure on capital investment activities. The Earthquake was accompanied by a nuclear power plant accident, which not only caused power supply constraints but also had a chilling effect on certain business activities, such as in the tourism and leisure sectors. Following the Earthquake, the number of visitors to Japan from foreign countries dropped by approximately half from the monthly averages in the prior year. The Earthquake and its aftermath prompted the Government of Japan to compile a series of supplementary budgets to ameliorate the downside effects on the Japanese economy while supporting reconstruction efforts. On May 2, 2011, a first supplementary budget of approximately ¥4 trillion was approved by the Diet to finance reconstruction relating to damages from the Earthquake and tsunami. The budget was aimed at disaster relief, including providing temporary housing, restoration of infrastructure and disaster-related loans. On July 25, 2011, the Japanese government approved a second supplementary budget of approximately ¥2 trillion aimed at further disaster relief, including increasing reserve funds also related to reconstruction relating to damages from the Earthquake and tsunami. On November 21, 2011, the Japanese government approved the third supplementary budget of approximately ¥12 trillion aimed at disaster relief, including provision of emergency support for victims, reconstruction of public utilities and facilities and the additional allocation of tax grants. On February 8, 2012, the Japanese government approved the fourth supplementary budget of approximately ¥2.5 trillion aimed at meeting additional financial demand in affected areas, not limited to disaster relief.

The Earthquake and the nuclear disaster in Fukushima were followed by a severe flooding that occurred at the end of July in Thailand, Japan’s sixth largest trading country in both export and import. With approximately 90% of Japan’s Thailand-bound export being intermediary materials for cars and electronics, the suspended operations of the local factories has suppressed the export of these goods and thereby adversely affect the Japanese economy.

Thus, JFY 2011 started in a very challenging environment, with the Earthquake seriously crippling the economy and posting negative growth for the first two consecutive quarters. Over time, the government and the people joined forces in an all-out effort to rebuild the social and economic infrastructure, facilitating a rapid recovery of the supply chains and helping the economy on a track to a gradual recovery. Since the summer of 2011, however, the rapid appreciation in yen, the reduced external demand due to the Thai flooding (as described above) and the global economic slowdown on the back of the European sovereign debt crisis kept such recovery to a modest level. The real GDP marked a negative growth by 0.0% during JFY 2011, with the nominal GDP posting a negative growth by 1.9%. Consumer prices have remained stable since the Earthquake, although households’ expected inflation rate has risen due to a rise in crude oil prices and the post-Earthquake supply constraints. The Cabinet Office of the Government of Japan currently expects the Japanese economy to gradually grow during JFY 2012, posting real GDP growth of 2.2% and the nominal GDP growth of 2.0%.

The Japanese economy faces certain challenges. The strong yen may also lead to the Japanese companies’ relocation overseas and local procurement of manufacturing materials, resulting in loss of employment in Japan. Further challenges for the Japanese economy include, as further described herein, an increased dependence on LNG and other energy imports as a result of the nuclear accident at the Fukushima Daiichi Nuclear Plant and suspension of operations at other nuclear power plants and, over the long term, demographic challenges, such as an aging workforce and population decrease, and the high levels of public debt and associated debt servicing payments.

Quantitative Impact of Declining Global Demand and Yen Appreciation

The recent global uncertainty may adversely affect the global economic environment as well as the currency exchange rates, which in turn may negatively affect Japan’s economy. The following tables illustrate quantitative impact on Japan’s economy in cases of declining world demand and appreciation in yen according to the Cabinet Office’s report dated August 3, 2011:

Downward pressure on the business activities if the global demand decreases by 1%

	Export	Capital investment	GDP
First year	(0.4)	(0.1)	(0.1)
Second year	(0.6)	(0.1)	(0.1)

(Note) Short-term Japanese econometric macro model. Difference ratio (%) from the standard case.

Downward pressure on the business activities by yen appreciation (increase against the dollar by 10%)

	Export	Capital investment	GDP
First year	(1.7)	0.0	(0.2)
Second year	(2.1)	(0.2)	(0.4)

(Note) Difference ratio (%) from the standard case.

(Companies’ anticipated foreign exchange rate: FY2011 ¥82.59/dollar (researched in June)

Gross Domestic Product and National Income

The following table sets forth information pertaining to Japan’s gross domestic product for JFY 2007 through JFY 2011.

Gross Domestic Product

	JFY 2007	JFY 2008	JFY 2009	JFY 2010	JFY 2011	Percentage of JFY 2011 GDP
Total Consumption
Private sectors	¥294,728	¥288,105	¥284,233	¥284,177	¥284,700	60.6%
Public sectors	93,256	92,895	94,244	95,784	97,183	20.7

	387,983	381,000	378,477	379,961	381,883	81.3
Total Gross Capital Formation
Private sectors
Producers’ Durable Equipment	76,832	71,015	60,771	62,031	61,612	13.1
Residential Construction	16,354	16,528	12,642	12,997	13,561	2.9
Public sectors	22,083	21,200	22,829	21,443	22,413	4.8

	115,269	108,743	96,242	96,470	97,586	20.8
Additions to Business Inventories
Private sectors	1,658	1,341	(5,123)	(1,345)	(3,156)	-0.7
Public sectors	52	55	(33)	(75)	38	0.0

	1,710	1,396	(5,156)	(1,419)	(3,118)	-0.7
Net Exports of Goods and Services	8,062	(1,619)	4,316	4,300	(6,362)	-1.4

Nominal Gross Domestic Expenditures	¥513,023	¥489,520	¥473,878	¥479,311	¥469,990	100.0%

Real Gross Domestic Expenditures(a)	¥525,470	¥505,803	¥495,439	¥511,145	¥511,101

Surplus of the Nation on Current Account
Exports of Goods and Services and Other Receipts from Abroad	26,710	23,202	18,434	18,641	20,858
Less: Imports of Goods and Services and Other Payments Abroad	(8,981)	(7,929)	(5,364)	(5,383)	(5,798)

	17,730	15,272	13,070	13,259	15,060

Gross National Income	¥530,753	¥504,792	¥486,948	¥492,570	¥485,050
Percentage Changes of GDP from Previous Year
At Nominal Prices	0.8%	-4.6%	-3.2%	1.1%	-1.9%
At Real Prices(a)	1.8	-3.7	-2.0	3.2	-0.0
Deflator	-1.0	-0.9	-1.2	-2.0	-1.9

(a)	Real prices are based on calendar year 2000.

Source: Economic and Social Research Institute, Cabinet Office.

The following table sets forth information pertaining to Japan’s gross domestic product, as seasonally adjusted, for each of the eight quarters ended March 31, 2012.

	Quarterly Gross Domestic Product(a)
	JFY 2010				JFY 2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Nominal Gross Domestic Expenditures(b)	¥483,232	¥484,011	¥481,099	¥469,491	¥463,557	¥471,099	¥469,519	¥475,144

Real Gross Domestic Expenditures(b)(c)	¥510,859	¥514,820	¥514,710	¥504,447	¥502,335	¥511,882	¥511,986	¥517,953

Percentage Changes of GDP from the Previous Quarter At Nominal Prices(d)	0.8%	0.2%	-0.6%	-2.4%	-1.3%	1.6%	-0.3%	1.2
At Real Prices(c)(d)	1.2	0.8	-0.0	-2.0	-0.4	1.9	0.0	1.2
Deflator(d)	-0.3	-0.6	-0.6	-0.4	-0.8	-0.3	-0.4	0.0

(a)	Quarterly GDP financial data are subject to change.
(b)	Numbers are based on seasonally-adjusted GDP figures.
(c)	Real prices are based on calendar year 2005.
(d)	Percentage changes are based on seasonally-adjusted GDP figures.

Source: Economic and Social Research Institute, Cabinet Office.

Per Capita Gross Domestic Product

The following table indicates per capita gross domestic product for the last five years:

Fiscal Year	Per Capita GDP
	Amount (in thousands of yen)	Year-on-year change (%)
2006	3,981	0.6
2007	4,008	0.7
2008	3,822	(4.6)
2009	3,700	(3.2)
2010	3,742	1.1

National Income

The following table sets forth national income for calendar year 2006 through calendar year 2010.

	National Income
	2006	2007	2008	2009	2010
	(yen amounts in billions)
Domestic Factor Income	¥360,923	¥364,908	¥350,438	¥327,146	¥335,258
Net Income from Abroad	14,399	17,198	16,511	12,629	12,257

National Income at Factor Cost	¥375,323	¥382,106	¥366,949	¥339,775	¥347,515

Percentage Changes of Income at Factor Cost from Previous Year	0.4%	1.8%	-4.0%	-7.4%	2.3%

Source: Economic and Social Research Institute, Cabinet Office.

Industry

The following table sets forth the proportion of gross domestic product contributed by major industrial sectors of the economy for calendar year 2006 through calendar year 2010.

GDP by Industrial Sectors (at nominal prices)

	2006	2007	2008	2009	2010
Industry
Agriculture, Forestry and Fisheries	1.2%	1.1%	1.1%	1.2%	1.2%
Mining	0.1	0.1	0.1	0.1	0.1
Manufacturing	19.8	20.2	19.7	17.7	19.4
Construction	5.8	5.7	5.6	5.7	5.5
Electric Power Generation, Gas and Water	2.2	2.0	1.9	2.4	2.3
Wholesale and Retail Trade	14.2	13.6	14.0	13.6	13.4
Finance and Insurance	6.0	6.0	5.0	5.0	4.9
Real Estate	10.9	10.9	11.2	12.1	11.8
Transportation and Communication	5.0	5.2	5.1	4.9	4.9
Services	17.9	18.3	18.9	19.4	19.1

Total	88.4	88.4	88.0	87.6	87.9
Public Services
Electric Power Generation, Gas and Water	0.6	0.6	0.6	0.7	0.6
Services	2.4	2.4	2.4	2.5	2.4
Public Administration	5.9	5.9	6.1	6.4	6.1

Total	9.0	8.9	9.2	9.6	9.2
Non-Profit Services	2.0	1.9	2.0	2.1	2.1

Total	99.3%	99.3%	99.1%	99.2%	99.1%

Source: Economic and Social Research Institute, Cabinet Office, Annual Report on National Accounts.

Energy

The following table sets forth the total amounts of primary energy supplied and the percentages supplied by different sources for JFY 2006 through JFY 2010.

JFY	Sources of Primary Energy Supplied
	Total Primary Energy Supplied (peta-joule)	Oil	Coal	Nuclear	Natural Gas	Other
2006	23,773	47.0	20.5	11.2	15.1	6.1
2007	23,855	47.0	21.3	9.7	16.3	5.7
2008	23,218	46.4	21.4	9.7	16.7	5.8
2009	21,743	45.2	20.3	11.1	17.4	6.0
2010	23,123	43.7	21.6	10.8	17.3	6.6

Source: Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry, Report on Energy Supply and Demand.

During JFY 2011, largely due to the effects of the Earthquake, the import of LNG increased significantly as the demand increased for power generation at thermal power stations. See “Foreign Trade and Balance of Payments—Foreign Trade”.

The table below sets forth information regarding crude oil imports for JFY 2007 through JFY 2011.

	JFY 2007	JFY 2008	JFY 2009	JFY 2010	JFY 2011
Volume of imports (thousand kilo-liters per day)	666	637	583	589	574
Cost of imports (c.i.f. in billions of yen)	¥13,693	¥13,640	¥8,587	¥9,756	¥11,894
Average price (c.i.f. in yen kilo-liters)	¥56,335	¥58,542	¥40,374	¥45,373	¥56,678

Source: Customs and Tariff Bureau, Ministry of Finance.

Japan has historically depended on oil for most of its energy requirements and almost all its oil is imported, mostly from the Middle East. Oil price movements thus have a major impact on the domestic economy. Recently, as the demand for oil in emerging economies such as China and India has expanded and the geopolitical tension in the Middle East worsened, crude oil prices increased significantly.

Japan has worked to reduce its dependence on oil by encouraging energy conservation and the use of alternative fuels. In addition, a restructuring of industry, with emphasis shifting from primary industries to processing and assembly type industries and from manufacturing industry to service industry, has also contributed to the reduction of oil consumption.

The following table sets forth information relating to total electric power generating capacity and electric power generation for JFY 2006 through JFY 2010.

	JFY 2006	JFY 2007	JFY 2008	JFY 2009	JFY 2010
	(megawatts)
Electric power generating capacity(a):
Fossil Fuel	176,350	176,412	179,324	181,736	182,381
Nuclear	49,467	49,467	47,935	48,847	48,960
Hydro-electric	47,375	47,637	47,949	47,966	48,111
Other	1,796	2,072	2,302	2,549	2,863

Total	274,988	275,588	277,511	281,099	282,315

	(gigawatt-hour)
Electric power generation:
Fossil Fuel	755,084	841,289	798,930	742,522	771,339
Nuclear	303,426	263,832	258,128	279,750	288,230
Hydro-electric	97,340	84,234	83,504	83,832	90,681
Other	5,260	5,676	5,708	6,518	6,670

Total	1,161,110	1,195,032	1,146,269	1,112,622	1,156,921

(a)	At the end of fiscal year—March 31.

Source: Handbook of Electric Power Industry, Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry.

Price Indices

The table below sets forth information concerning changes in Japan’s wholesale and consumer price indices for the periods indicated.

	Corporate Goods Price Index(a)		Consumer Price Index(b)
	Index(c)	Annual % Change	Index	Annual % Change
2007	104.0	1.8	100.7	0.0
2008	108.7	4.6	102.1	1.4
2009	103.0	-5.2	100.7	-1.4
2010	102.9	-0.1	100.0	-0.7
2011	105.0	2.1	99.7	-0.3

(a)	All commodities. Calendar year 2005=100. Source: Domestic Corporate Goods Price Index, Bank of Japan.
(b)	General index. Calendar year 2010=100. Source: Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications.
(c)	Indices are calculated using the monthly averages.

Labor

The number of employees had been on an upward trend from 2004 to 2007, but has decreased since 2008. In 2009, the average employment was estimated at 62.8 million, of which 25.4% were employed in mining, manufacturing and construction, 4.2% were employed in agriculture, forestry and fisheries, and 70.5% in services and other sectors. In 2010, the average employment was estimated at 62.6 million, of which 24.8% were employed in mining, manufacturing and construction, 4.0% were employed in agriculture, forestry and fisheries, and 71.2% were employed in services and other sectors. The unemployment rate (seasonally adjusted) in Japan gradually increased from 2008 to the middle of 2010, but has gradually decreased since the end of 2010. It ranged between 4.2% and 4.9% during 2011. (Note: Due to the impact of the Great East Japan Earthquake, it has become difficult to conduct a labor search in the following prefectures, Iwate, Miyagi and Fukushima. For this reason, the nationwide unemployment rate for the period between March 2011 and August 2011 does not account for these three prefectures.) The seasonally adjusted unemployment rate was 4.6% for January, 4.5% for February, 4.5% for March and 4.6% for April in 2012, the most recent four months for which statistics are available.

The following table indicates unemployment statistics for Japan for each of the last five years:

Fiscal Year	Unemployment Rate (%)
2007	3.9
2008	4.0
2009	5.1
2010	5.1
2011	4.6

(Note) From the Ministry of Internal Affairs and Communications “Labor Force Survey”. The unemployment rate for FY 2011 is based on an estimate with respect to Iwate, Miyagi and Fukushima Prefectures.

The table below sets forth information regarding wage index (total cash earnings (nominal)) and industrial production index (manufacturing and mining) for the periods indicated.

	Wage Index(a)		Industrial Production Index(b)
	Index(c)	Annual % Change	Index	Annual % Change
2007	103.9	-1.0	107.4	2.8
2008	103.6	-0.3	103.8	-3.4
2009	99.5	-3.9	81.1	-21.9
2010	100.0	0.5	94.4	16.4
2011	99.8	-0.2	92.2	-2.3

(a)	Calendar year 2010=100. Source: Monthly Labor Survey, Ministry of Health, Labor and Welfare.
(b)	Calendar year 2005=100. Source: Ministry of Economy, Trade and Industry.
(c)	Indices are calculated using the monthly averages.

Aging Workforce and Population Decrease

One of the risks that the Japanese economy bears is the issue of the aging of the population accompanied with an overall population decrease. Aging and population decrease placed downward pressure on economic growth. The negative impact can be reduced by enhancing productivity and competitiveness through the further opening of the Japanese economy to the world. Aging and population decrease have an impact not only on the macro growth rate but also on spending patterns (such as the older generations spending more than younger generations on service consumption) and, consequently, the country’s economic structure.

The impact of the aging and shrinking population on Japan’s fiscal structure looms as a long-term risk. Social security benefit payments under the current system will increase. The ratio of pensions to national income are expected to remain at the same level, but that of welfare including medical benefits and nursing-care benefits is expected to increase. Aging and population decrease will thus modify the Japanese revenue structure. Furthermore, amid increasing capital mobility, it is imperative for Japan to foster an environment attractive to business enterprises. Under these circumstances, it has become more and more difficult to impose additional tax burdens on the income of individuals and corporations. The effects of the aging and shrinkage of the population would also be prominent in Japan’s regional economies.

The following table indicates the age distribution of Japan’s population:

Population and Percentage distribution by Age (5-Year Age Group)

Age groups	Both sex
	1995*	2000*	2005*	2010*	2011
	Population (Thousand persons)
Total	125,570	126,926	127,768	128,057	127,799

0 – 4 years old	6,001	5,915	5,599	5,308	5,303
5 – 9	6,547	6,033	5,950	5,598	5,490
10 – 14	7,485	6,558	6,036	5,933	5,912
15 – 19	8,567	7,502	6,593	6,093	6,075
20 – 24	9,907	8,438	7,381	6,525	6,370

25 – 29	8,799	9,809	8,314	7,391	7,219
30 – 34	8,136	8,794	9,795	8,421	8,093
35 – 39	7,830	8,130	8,772	9,864	9,712
40 – 44	9,015	7,814	8,113	8,809	9,315
45 – 49	10,630	8,932	7,755	8,093	7,966

50 – 54	8,932	10,461	8,828	7,700	7,639
55 – 59	7,962	8,750	10,294	8,728	8,320
60 – 64	7,483	7,750	8,577	10,112	10,632
65 – 69	6,402	7,118	7,460	8,272	7,861
70 – 74	4,699	5,910	6,661	7,018	7,184

75 – 79	3,292	4,157	5,280	5,992	6,143
80 – 84	2,303	2,619	3,423	4,376	4,494
85 – 89	1,138	1,535	1,855	2,454	2,625
90 – 94	368	571	843	1,029	1,082
95 – 99	69	119	212	298	317

100 and over	6	12	25	44	47

Regrouped
0 – 14 years old	20,033	18,505	17,585	16,839	16,705
15 – 64	87,260	86,380	84,422	81,735	81,342
65 and over	18,277	22,041	25,761	29,484	29,752
65 – 74 years old	11,101	13,028	14,122	15,290	15,044
75 and over	7,175	9,012	11,639	14,194	14,708

Age groups	Both sex
	1995*	2000*	2005*	2010*	2011
	Percentage distribution (%)
Total	100.00	100.00	100.00	100.00	100.00

0 – 4 years old	4.78	4.66	4.38	4.15	4.15
5 – 9	5.21	4.75	4.66	4.37	4.30
10 – 14	5.96	5.17	4.72	4.63	4.63
15 – 19	6.82	5.91	5.16	4.76	4.75
20 – 24	7.89	6.65	5.78	5.10	4.98

25 – 29	7.01	7.73	6.51	5.77	5.65
30 – 34	6.48	6.93	7.67	6.58	6.33
35 – 39	6.24	6.41	6.87	7.70	7.60
40 – 44	7.18	6.16	6.35	6.88	7.29
45 – 49	8.47	7.04	6.07	6.32	6.23

50 – 54	7.11	8.24	6.91	6.01	5.98
55 – 59	6.34	6.89	8.06	6.82	6.51
60 – 64	5.96	6.11	6.71	7.90	8.32
65 – 69	5.10	5.61	5.84	6.46	6.15
70 – 74	3.74	4.66	5.21	5.48	5.62

75 – 79	2.62	3.28	4.13	4.68	4.81
80 – 84	1.83	2.06	2.68	3.42	3.52
85 – 89	0.91	1.21	1.45	1.92	2.05
90 – 94	0.29	0.45	0.66	0.80	0.85
95 – 99	0.05	0.09	0.17	0.23	0.25

100 and over	0.00	0.01	0.02	0.03	0.04

Regrouped
0 – 14 years old	15.95	14.58	13.76	13.15	13.07
15 – 64	69.49	68.06	66.07	63.83	63.65
65 and over	14.56	17.36	20.16	23.02	23.28
65 – 74 years old	8.84	10.26	11.05	11.94	11.77
75 and over	5.71	7.10	9.11	11.08	11.51

(Note) * Statistics Bureau, Ministry of Internal Affairs and Communications, “Population Census”. (Unknown age population is included after being prorated to each age population.)

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Japan is one of the leading trading nations of the world, ranking fourth to China, United States and Germany in merchandise exports and ranking fourth to the United States, China and Germany in merchandise imports among the IMF member countries in 2011.

The trade surplus decreased from ¥10,796 billion in 2007 to trade deficit ¥2,565 billion in 2011 as exports decreased and imports increased. This is Japan’s first trade deficit in 31 years. The primary reasons for the trade deficit include the decline in export due to the effects of the Earthquake and Thailand’s flood and increased imports of LNG. Imports of LNG increased as the demand increased for power generation at thermal power stations after the nuclear accident at the Fukushima Daiichi Nuclear Plant caused suspension of operations at other nuclear plants, resulting in reduced energy supply. In light of the need for a stable supply of energy, it is currently expected that the increase in the import of LNG will continue for the foreseeable future. With commodity prices steadily rising after the collapse of Lehman Brothers in 2008, Japan’s dependence on imports for a large part of its fuel needs (including crude oil and LNG) is expected to result in a further increase in Japan’s overall imports.

The following tables set forth information relating to foreign trade for the years indicated. In these tables exports are stated on an f.o.b. basis and imports on a c.i.f. basis. Monetary figures are based on actual movements of goods as calculated by the Ministry of Finance. (This method of computation differs from that used in calculating balance of payments, in which both exports and imports are stated on an f.o.b. basis.)

Foreign Trade of Japan

	Value Index(a)		Quantum Index(a)		Unit Value(a) Index		Terms of Trade(b)
	Exports	Imports	Exports	Imports	Exports	Imports	Index
2007	127.8	128.4	112.9	103.7	113.2	123.9	91.4
2008	123.4	138.6	111.2	103.0	111.0	134.6	82.5
2009	82.5	90.4	81.6	88.2	101.1	102.5	98.6
2010	102.7	106.7	101.4	100.5	101.3	106.2	95.4
2011	99.8	119.6	98.4	103.7	101.5	115.4	88.0

(a)	Calendar year 2005=100.
(b)	Unit value index of exports divided by unit value index of imports, multiplied by 100.

Source: Japan Tariff Association, Ministry of Finance.

Composition of Japan’s Exports and Imports

	2007		2008		2009		2010		2011
	(yen amounts in billions)
JAPAN’S EXPORTS
Textile Products	¥1,033	1.2%	¥941	1.3%	¥715	1.3%	¥783	1.2%	¥812	1.2%
Metals and Metal Products	6,719	8.0	7,152	8.8	4,725	8.7	5,993	8.9	5,997	9.1
Machinery and Equipment:
Ships	1,751	2.1	1,995	2.5	2,018	3.7	2,242	3.3	2,046	3.1
Motor Vehicles	14,317	17.1	13,736	17.0	6,693	12.4	9,174	13.6	8,204	12.5
TV and Radio Receivers	291	0.3	216	0.3	104	0.2	110	0.2	101	0.2
Motorcycles	739	0.9	597	0.7	296	0.5	274	0.4	266	0.4
Scientific and Optical Instruments	2,090	2.5	2,024	2.5	1,578	2.9	2,014	3.0	2,109	3.2
Other(1)	37,424	44.6	34,916	43.1	23,247	42.9	29,516	43.8	28,916	44.1

Total Machinery and Equipment	56,614	67.5	53,484	66.0	33,936	62.6	43,330	64.3	41,642	63.5
Chemicals	7,745	9.2	7,269	9.0	5,780	10.7	6,925	10.3	6,798	10.4
Foods and Beverages	417	0.5	403	0.5	366	0.7	406	0.6	359	0.5
Other Exports(2)	11,403	13.6	11,768	14.5	8,650	16.0	9,963	14.8	9,938	15.2

Grand Total	¥83,931	100.0%	¥81,018	100.0%	¥54,171	100.0%	¥67,400	100.0%	¥65,546	100.0%

	2007		2008		2009		2010		2011
	(yen amounts in billions)
JAPAN’S IMPORTS
Foods and Beverages	¥6,041	8.3%	¥6,212	7.9%	¥4,999	9.7%	¥5,199	8.6%	¥5,854	8.6%
Raw Materials	5,670	7.8	5,538	7.0	3,395	6.6	4,766	7.8	5,270	7.7
Chemicals	5,471	7.5	5,737	7.3	4,583	8.9	5,379	8.9	6,098	9.0
Mineral Fuels:
Petroleum	12,279	16.8	16,262	20.6	7,564	14.7	9,406	15.5	11,415	16.8
Coal	1,740	2.4	3,051	3.9	2,057	4.0	2,111	3.5	2,459	3.6
Other(3)	6,187	8.5	8,346	10.6	4,581	8.9	5,881	9.7	7,942	11.7

Total Mineral Fuel	20,206	27.6	27,658	35.0	14,202	27.6	17,398	28.6	21,816	32.0
Machinery and Equipment	20,239	27.7	18,736	23.7	13,518	26.2	16,070	26.4	16,176	23.7
Other Imports(4)	15,508	21.2	15,072	19.1	10,803	21.0	11,952	19.7	12,897	18.9

Grand Total	¥73,136	100.0%	¥78,955	100.0%	¥51,499	100.0%	¥60,765	100.0%	¥68,111	100.0%

(1)	This category includes general machinery, electronic components including semiconductors and electronic equipment including electronic circuit.
(2)	This category includes raw materials, mineral fuels and vehicle parts.
(3)	This category includes liquid natural gas and petroleum products.
(4)	This category includes clothing and accessories thereof, non-ferrous metal and scientific and optical instruments.

Source: The Summary Report on Trade of Japan, Japan Tariff Association, Ministry of Finance.

Geographic Distribution of Japan’s Exports and Imports

	2007		2008		2009		2010		2011
	(yen amounts in billions)
JAPAN’S EXPORTS
Asia	¥40,400	48.1%	¥39,966	49.3%	¥29,338	54.2%	¥37,827	56.1%	¥36,686	56.0%
China	12,839	15.3	12,950	16.0	10,236	18.9	13,086	19.4	12,902	19.7
(Asia NIES)	18,796	22.4	17,885	22.1	12,717	23.5	15,968	23.7	14,917	22.8
(ASEAN)	10,241	12.2	10,726	13.2	7,499	13.8	9,882	14.7	9,799	14.9
Oceania	2,104	2.5	2,200	2.7	1,409	2.6	1,796	2.7	1,778	2.7
Australia	1,669	2.0	1,793	2.2	1,135	2.1	1,392	2.1	1,418	2.2
North America	18,135	21.6	15,331	18.9	9,456	17.5	11,191	16.6	10,727	16.4
U.S.A.	16,896	20.1	14,214	17.5	8,733	16.1	10,374	15.4	10,018	15.3
Canada	1,238	1.5	1,116	1.4	723	1.3	817	1.2	709	1.1
Central and South America	4,130	4.9	4,247	5.2	3,085	5.7	3,874	5.7	3,528	5.4
Western Europe	12,329	14.7	11,445	14.1	7,077	13.1	8,004	11.9	8,150	12.4
EU	12,398	14.8	11,430	14.1	6,749	12.5	7,616	11.3	7,619	11.6
Central and Eastern Europe, Russia etc.	2,389	2.8	2,932	3.6	905	1.7	1,435	2.1	1,670	2.5
Russia	1,265	1.5	1,714	2.1	307	0.6	703	1.0	941	1.4
Middle East	3,078	3.7	3,508	4.3	2,013	3.7	2,216	3.3	1,955	3.0
Africa	1,365	1.6	1,389	1.7	886	1.6	1,057	1.6	1,053	1.6

Total	¥83,931	100.0%	81,018	100.0%	¥54,171	100.0%	¥67,400	100.0%	¥65,546	100.0%

	2007		2008		2009		2010		2011
	(yen amounts in billions)
JAPAN’S IMPORTS
Asia	¥31,564	43.2%	¥32,034	40.6%	¥22,989	44.6%	¥27,511	45.3%	¥30,391	44.6%
China	15,035	20.6	14,830	18.8	11,436	22.2	13,413	22.1	14,642	21.5
(Asia NIES)	6,543	8.9	6,288	8.0	4,435	8.6	5,377	8.8	5,836	8.6
(ASEAN)	10,239	14.0	11,076	14.0	7,268	14.1	8,844	14.6	9,951	14.6
Oceania	4,189	5.7	5,378	6.8	3,542	6.9	4,327	7.1	4,893	7.2
Australia	3,673	5.0	4,922	6.2	3,242	6.3	3,948	6.5	4,514	6.6
North America	9,530	13.0	9,371	11.9	6,378	12.4	6,876	11.3	6,970	10.2
U.S.A.	8,349	11.4	8,040	10.2	5,512	10.7	5,911	9.7	5,931	8.7
Canada	1,174	1.6	1,323	1.7	858	1.7	958	1.6	1,032	1.5
Central and South America	2,842	3.9	2,863	3.6	1,878	3.6	2,485	4.1	2,772	4.1
Western Europe	8,299	11.3	7,999	10.1	6,137	11.9	6,419	10.6	7,031	10.3
EU	7,663	10.5	7,292	9.2	5,518	10.7	5,821	9.6	6,411	9.4
Central and Eastern Europe Russia etc.	1,602	2.2	1,784	2.3	1,085	2.1	1,729	2.8	1,855	2.7
Russia	1,242	1.7	1,389	1.8	826	1.6	1,412	2.3	1,514	2.2
Middle East	13,370	18.3	17,351	22.0	8,640	16.8	10,387	17.1	12,832	18.8
Africa	1,736	2.4	2,172	2.8	849	1.6	1,031	1.7	1,366	2.0

Total	¥73,136	100.0%	¥78,955	100.0%	¥51,499	100.0%	¥60,765	100.0%	¥68,111	100.0%

Source: The Summary Report on Trade of Japan, Japan Tariff Association, Ministry of Finance.

Balance of Payments

In 2007, the Current Account surplus expanded to ¥24,934 billion due to a substantial increase in the Trade Balance. In 2008, the Current Account surplus significantly decreased to ¥16,662 billion due to a substantial decrease in the Balance on Goods and Services as well as Trade Balance. In 2009, the Current Account surplus further decreased to ¥13,736 billion due to a substantial decrease in exports and imports. In 2010, the Current Account surplus increased to ¥17,171 billion due to a substantial increase in the Trade Balance. In 2011, the Current Account surplus significantly decreased to ¥9,551 billion due to a substantial decrease in the Balance on Goods and Services.

Balance of Payments of Japan

	2007	2008	2009	2010	2011
	(in billions)
Current Account	¥24,934	¥16,662	¥13,736	¥17,888	¥9,551
Balance on Goods and Services	9,825	1,890	2,125	6,565	(3,378)
Trade Balance	12,322	4,028	4,038	7,979	(1,616)
Exports (f.o.b.)	79,725	77,335	50,857	63,922	62,725
Imports (f.o.b.)	67,403	73,307	46,819	55,943	64,341
Services	(2,497)	(2,138)	(1,913)	(1,414)	(1,762)
Income	16,467	16,123	12,774	12,415	14,038
Current Transfers	(1,358)	(1,352)	(1,164)	(1,092)	(1,110)
Capital and Financial Account(a)	(22,538)	(18,390)	(12,645)	(11,998)	6,266
Balance on Financial Account	(22,065)	(17,831)	(12,179)	(11,564)	6,238
Assets	(31,752)	8,158	27,953	(4,694)	7,315
Liabilities	9,687	(25,989)	(40,133)	(6,869)	(1,078)
Capital Account	(473)	(558)	(465)	(434)	28
Changes in Reserve Assets(b)	(4,297)	(3,200)	(2,527)	(3,793)	(13,790)
Errors and Omissions	1,902	4,928	1,436	(2,098)	(2,027)

(a)	Numbers in parentheses indicate outflows of capital resulting from either increases in assets or decreases in liabilities.
(b)	Parenthesis for change in Reserve Assets represents an increase in reserve assets.

Source: Balance of Payments Monthly, Ministry of Finance.

Official Foreign Exchange Reserves

The following table shows the breakdown of Japan’s official foreign exchange reserves as of the end of the years indicated.

Official Foreign Exchange Reserves(a)

As of December 31,	Gold(b)	Foreign Exchange	IMF Reserve Position	Special Drawing Rights	Total
	(in millions)
2007	$20,580	$947,987	$1,395	$3,034	$973,365
2008	21,281	1,003,300	2,659	3,033	1,030,647

As of December 31,	Gold(b)	Foreign Exchange	IMF Reserve Position	Special Drawing Rights	Total
2009	27,161	996,552	4,313	20,968	1,049,397
2010	34,695	1,035,817	4,608	20,626	1,096,185
2011	37,666	1,220,785	17,181	19,745	1,295,841

(a)	The foreign exchange reserves, which are officially recorded in U.S. dollars by the Ministry of Finance, do not include: (i) net balance of bilateral accounts between the Bank of Japan and foreign central banks, and (ii) foreign exchange holdings of commercial banks.
(b)	Until 1999, gold was valued at SDR 35 per ounce. Since 2000, the valuation of gold has been changed to reflect marked-to-market values.

Source: International Reserves/Foreign Currency Liquidity, Ministry of Finance.

Foreign Exchange Rates

The following table sets forth the high, low and average daily interbank rate for the U.S. dollar in the Tokyo foreign exchange market for the years indicated.

	2007	2008	2009	2010	2011
Average (Central Rate)	¥117.77	¥103.39	¥93.61	¥87.75	¥79.76
High	124.14	110.48	101.24	94.70	85.53
Low	107.29	87.19	84.82	80.24	75.52

Source: Foreign Exchange, Bank of Japan.

FINANCIAL SYSTEM

The Bank of Japan and Monetary Policy

The Bank of Japan (“BOJ”), with 55% of its capital owned by the government, is the central bank and sole issuing bank, as well as the depository and fiscal agent for the government. As of May 31, 2012, the BOJ had total assets of ¥142,801 billion.

One of the missions of the BOJ is to contribute to the sound development of the national economy, through the pursuit of price stability. In order to fulfill this mission, the BOJ controls the overall volume of money in the economy and uncollateralized overnight call rate on a daily basis through market operations, along with monetary policy decided at the BOJ Policy Board Meetings. From March 2001 to March 2006, in order to fight deflation and revive the Japanese economy, the BOJ had implemented the quantitative easing policy by conducting money market operations to adjust the outstanding balance of the current accounts at the BOJ. And in March 2006, the BOJ announced the exit from the quantitative easing policy and the return to monetary policy that targets policy interest rate (uncollateralized overnight call rate). At the same time, the BOJ decided to encourage the rate to remain at effectively zero percent. Then, the BOJ increased the policy interest rate to 0.25% in July 2006, and to 0.5% in February 2007. Since the fall of 2008, however, when the turmoil in global financial markets intensified, the BOJ implemented various monetary policy measures including reductions in the policy interest rate. It decreased the policy interest rate to 0.3% in October 2008, and further to 0.1% in December 2008. Furthermore, in October 2010, in order to further enhance monetary easing, the BOJ implemented a comprehensive monetary easing policy, which included the establishment of an Asset Purchase Program to purchase financial assets, including risk assets, as well as to provide loans. In March 2011, February 2012 and April 2012, the BOJ increased the amount of purchases of financial assets and loans under the Program to ¥40 trillion, ¥65 trillion and ¥70 trillion respectively. In addition to the Program, the BOJ has implemented a series of emergency loans to financial institutions in order to support liquidity in the Earthquake-affected regions, including a 25 billion yen facility that became available on May 23, 2012. The total amount of lending made under this emergency facility amounts to approximately 462 billion yen as of May 23, 2012.

The following table sets forth the principal economic indicators relating to monetary policy from 2007 through 2011.

	Current Account Balances(a)	Monetary Base		Money Stock		Loan and Bills Discounts Domestically Licensed Banks
		Total(b)	Annual % Change	Total(b)	Annual % Change	Total(b)	Annual % Change
	(yen amounts in billions)
2007	8,684	88,631	-6.9	719,581	1.6	417,639	0.5
2008	8,166	88,762	0.2	734,600	2.1	436,848	4.6
2009	12,922	93,919	5.8	754,492	2.7	428,567	-1.9
2010	16,765	98,429	4.8	775,391	2.8	420,417	-1.9
2011	29,622	113,415	15.2	796,710	2.8	425,858	1.3

(a)	Average amounts outstanding.

Source: Bank of Japan Statistics, Bank of Japan.

Government Financial Institutions

The activities of private institutions are supplemented by a number of financial institutions under government supervision, the appointment of whose senior officials is subject to approval by the government and whose funds are supplied principally or partially by the government. Among these are Japan Finance Corporation (“JFC”), the successor to the functions of the international financial operations of Japan Bank for International Cooperation (“JBIC”), National Life Finance Corporation (“NLFC”), Japan Finance Corporation for Small and Medium Enterprise (“JASME”), and Agriculture, Forestry and Fisheries Finance Corporation (“AFC”), whose main purposes are to contribute to the sound development of Japan and the international economy and society and to the improvement of the quality of the national life. They also include Japan Finance Organization for Municipalities (“JFM”) (the successor of the Japan Finance Corporation for Municipal Enterprises), The Government Housing Loan Corporation, and The Okinawa Development Finance Corporation (“ODFC”), whose purposes are to supplement private financing in their respective fields of activity, and Development Bank of Japan Inc. (“DBJ”) and The Shoko Chukin Bank (“SCB”), which will be privatized.

The central government has been steadily promoting reform of governmental financial institutions. The “Outline of Administrative Reforms” decided by the cabinet on December 1, 2000, requires that the businesses and organizational forms of all special public institutions, which include governmental financial institutions, undergo a thorough review. Pursuant to the Act on Promotion of Administrative Reform for Realization of small and Efficient Government (the “Administrative Reform Promotion Act”), which was enacted on May 26, 2006, (1) the former Development Bank of Japan was succeeded to by DBJ as of October 1, 2008, which is currently wholly owned by the Japanese government and would be privatized, (2) the international financial operations of JBIC, together with the functions of NLFC, JASME, AFC were transferred to JFC as of October 1, 2008, with the functions of ODFC to be also transferred to JFC after 2012, and the overseas economic cooperation operations of JBIC were transferred to the Japan International Cooperation Agency, and (3) as of October 1, 2008, Japan Finance Corporation for Municipal Enterprises was succeeded by JFM, which is funded by local governments. Each of these measures was implemented through individual laws that were enacted in 2007, pursuant to which these successor institutions were formed on October 1, 2008.

With regard to (1) above, as originally enacted, the Development Bank of Japan Inc. Act (Act No. 85 of 2007), as amended (the “DBJ Act”), contemplated full privatization of DBJ over a period of five to seven years from its establishment on October 1, 2008. During that time period, the DBJ Act (as originally enacted) provided that the Japanese government would dispose of all of the common stock of DBJ that it currently owns (the “full privatization”), and that steps would be taken to abolish the DBJ Act promptly after the full privatization. On June 26, 2009, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 67 of 2009) (the “Amendment Act”), which, as part of the Japanese government’s response to economic and financial crises, enables the Japanese government to strengthen DBJ’s financial base through capital injections up to the end of March 2012. In addition, under the Amendment Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2012. Further, the Amendment Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ shares, by the end of fiscal year 2011, and until such time, the Japanese government shall not be disposing of the DBJ’s shares held by it. Additionally, on May 2, 2011, in order to address the Great East Japan Earthquake of March 11, 2011, the Japanese Diet approved the Act for Extraordinary Expenditure and Assistance to Cope with the Great East Earthquake (Act No. 40 of 2011) (the “Extraordinary Expenditure Act”). The Extraordinary Expenditure Act enables to the Japanese government to strengthen DBJ’s financial base through capital injection through March 2015 so that DBJ can smoothly implement its crisis response operations. In addition, under Extraordinary Expenditure Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2015. Further, the Extraordinary Expenditure Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ’s shares by the end of fiscal year 2014, and until such time, the Japanese government shall not dispose of the DBJ’s shares held by it.

Private Financial Institutions

According to the Financial Services Agency, the private banking system included five city banks and 107 local banks (including the Saitama Resona Bank), as of April 1, 2012, whose business corresponds roughly to that of commercial banks in the United States, as well as four major trust banks.

There are also credit associations, credit cooperative associations, labor credit associations and the national federations of each of such associations, which are engaged mainly in making small business loans. Agricultural cooperatives, prefectural credit federations of such cooperatives and The Norinchukin Bank operate in the field of agricultural credit.

GOVERNMENT FINANCE

Revenues, Expenditures and Budgets

The responsibility for the preparation of the budget and the administration of government finances rests with the Ministry of Finance. The fiscal year commences on April 1, and the Cabinet usually submits the budget to the Diet for its decision in the preceding January. Supplementary budgets revising the original budget may be submitted to the Diet from time to time during the fiscal year.

The government endorsed “Fiscal Management Strategy” on June 22, 2010, and in its strategy the government set up the following targets for advancing fiscal consolidation.

•	Halving the primary deficit (of both central and local governments) in percent of GDP by JFY 2015.

•	Achieving a primary surplus (of both central and local governments) by JFY 2020.

•	Achieving stable reduction in the amount of public debt relative to GDP from JFY 2021.

The fiscal and financial operations of the government and its agencies are budgeted and recorded in the following three sets of accounts:

•	General Account. The general account is used primarily to record operations in basic areas of governmental activity.

•

Special Accounts.    The accounts of the central government consist of the general account and special accounts. Special accounts can be set up to carry out specific projects, to manage specific funds, and for other purposes. Special accounts can be set up when the government (i) implements a specific program such as insurance and public works, (ii) possesses and manages special funds such as Fiscal Loan Program Funds and Foreign Exchange Funds, and (iii) uses a certain revenue to secure a special expenditure and thus needs to deal with such revenue and expenditure on a separate basis from the general revenue and expenditure such as Local Allocation and Local Transfer Tax and Government Bonds Consolidation Funds. As of April 1, 2012, the government has 17 special accounts.

•	Government-Affiliated Agencies. The government-affiliated agencies are government-owned corporations which consist of three financial corporations.

The settlement of accounts for revenues and expenditures is made by the Ministry of Finance, based on reports submitted by the respective Ministers. The settlement of accounts is required by law to be audited annually in detail by the Board of Audit, an organ independent of the Cabinet, and submitted by the Cabinet to the Diet in the following fiscal year.

The following tables set forth information with respect to the General Account, the Special Accounts and the Government Affiliated Agencies for JFY 2006 through JFY 2011, and the budget for JFY 2012.

Summary of Consolidated General and Special Accounts(a)

	JFY 2006	JFY 2007	JFY 2008	JFY 2009	JFY 2010	JFY 2011 (Provisional results as of December 31, 2011)	JFY 2012 Initial Budget
	(in billions)
REVENUES
Total Revenues, General Account	¥84,413	¥84,553	¥89,208	¥107,114	¥100,535	¥110,680	¥90,334
Total Revenues, Special Accounts	501,536	395,920	387,740	377,893	386,985	428,153	408,395
Less: Inter-Account Transactions(c)	282,768	233,244	240,977	238,727	241,815	262,444	257,686

Total Consolidated Revenues	¥303,181	¥247,230	¥235,971	¥246,280	¥245,704	¥276,390	¥241,043

EXPENDITURES
Total Expenditures, General Account	¥81,445	¥81,843	¥84,697	¥100,973	¥95,312	¥110,529	¥90,334
Total Expenditures, Special Accounts	450,580	353,283	359,198	348,060	345,074	397,018	394,094
Less: Inter-Account Transactions(c)	281,102	231,611	239,115	236,323	239,158	259,720	255,663

Total Consolidated Expenditures	¥250,923	¥203,515	¥204,781	¥212,710	¥201,228	¥247,826	¥228,766

Surplus of Consolidated Revenues over Consolidated Expenditures	¥52,258	¥43,715	¥31,190	¥33,570	¥44,476	¥28,564	¥12,277

(a)	Because of the manner in which the government accounts are kept, it is not practicable to show a consolidation of the Government Affiliated Agencies with the General and Special Accounts.
(b)	Inter-Account Transactions include transfers between the General Account and the Special Accounts, transfers between the Special Accounts, and transfers between sub-accounts of the Special Accounts.

Source: Budget, Ministry of Finance.

General Account

	JFY 2006	JFY 2007	JFY 2008	JFY 2009	JFY 2010	JFY 2011 Revised Budget(a)	JFY 2012 Initial Budget
	(in billions)
REVENUES
Tax and Stamp Revenues	¥49,069	¥51,018	¥44,267	¥38,733	¥41,487	¥42,030	¥42,346
Carried-over Surplus	3,481	2,967	2,711	4,511	6,141	2,011	—
Government Bond Issues	27,470	25,382	33,168	51,955	42,303	55,848	44,244
Income from Operation	16	16	16	15	15	16	17
Gains from Deposition of Assets	275	294	248	145	785	310	152
Miscellaneous Receipts	4,102	4,876	8,080	11,755	9,803	7,296	3,575
Receipt of the Settlement Adjustment Fund	—	—	—	—	—	—	—

Total Revenues	¥84,413	¥84,553	¥89,208	¥107,114	¥100,535	¥107,510	¥90,334

EXPENDITURES
Local Allocation Tax Grants, etc.	¥16,701	¥14,932	¥15,679	¥16,573	¥18,790	¥19,451	¥16,594
National Debt Service	18,037	19,290	19,166	18,445	19,544	20,269	21,944
Social Security	20,555	21,141	22,562	28,716	28,249	29,882	26,390
Public Works	7,709	7,257	6,921	8,353	5,803	7,827	4,573
Education and Science	5,331	5,458	5,487	6,158	6,051	6,405	5,406
National Defense	4,817	4,758	4,803	4,811	4,670	5,113	4,714
Former Military Personnel Pensions	992	941	856	781	709	643	571
Economic Assistance	784	787	800	801	746	640	522
Food Supply	610	674	1,051	1,036	1,122	1,697	1,104
Energy	471	866	868	994	845	997	820
Promotion of SMEs	240	418	1,074	2,915	830	2,199	180
Transfer to the Industrial Investment Special Account	48	20	—	—	—	—	—
Financial Aid upon Repayment of Public Investments in Connection with the Structural Reform	—	—	—	—	—	—	—
Miscellaneous	5,152	5,301	5,431	11,391	7,235	11,472	6,255
Contingencies	—	—	—	—	—	350	350
Emergency Stimulus Package	—	—	—	—	—	—	—
Contingencies for Economic Crisis Response and Regional Revitalization(b)	—	—	—	—	—	—	910
Contingencies for Restoration and Reconstruction from the Great East Japan Earthquake(c)	—	—	—	—	—	566	—
Refund to the Settlement Adjustment Fund	—	—	—	—	—	—	—
Carryback of settlement deficit compensation for JFY 2008	—	—	—	—	718	—	—

Total Expenditures	¥81,445	¥81,843	¥84,697	¥100,973	¥95,312	¥107,510	¥90,334

Surplus of Revenues over Expenditures	¥2,967	¥2,711	¥4,511	¥6,141	¥5,222	¥—	¥—

(a)	As of the date of this prospectus, details for the provisional results for JFY 2011 General Accounts are not available.
(b)	Newly established effective JFY 2010.
(c)	Newly established effective JFY 2011.

Source: Budget, Ministry of Finance.

Special Accounts

	JFY 2006		JFY 2007		JFY 2008		JFY 2009		JFY 2010		JFY 2011 Revised Budget(a)		JFY 2012 Initial Budget
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions)
Fiscal Loan Program Funds(b)	¥70,869	¥68,029	¥39,010	¥36,526	—	—	—	—	—	—	—	—	—	—
Fiscal Investment and Loan Program(b)	—	—	—	—	¥42,834	¥40,457	¥39,299	¥37,749	¥29,351	¥28,079	¥39,899	¥39,089	¥35,987	¥35,398
Government Bonds Consolidation Fund	256,326	221,424	205,113	176,778	194,752	178,284	186,333	165,602	201,934	171,204	207,958	195,958	209,592	197,592
Foreign Exchange Fund	3,911	379	4,553	627	3,925	549	3,106	183	3,470	489	2,389	1,605	2,207	1,589
Local Allocation and Local Transfer Tax	74,822	72,795	51,366	50,214	51,207	50,577	52,214	51,435	55,315	53,421	56,930	55,720	54,560	53,767
Measures for Petroleum and the Advancement of Energy Demand and Supply Structure(c)	2,266	1,971	—	—	—	—	—	—	—	—	—	—	—	—
Measure for Energy(c)	—	—	2,764	2,402	2,673	2,382	2,650	2,361	2,509	2,238	2,387	2,387	7,425	7,425
Welfare Insurances(d)	45,383	44,117	—	—	—	—	—	—	—	—	—	—	—	—
Seamen’s Insurances	69	63	68	63	67	63	55	48	—	—	—	—	—	—
National Advanced Medical Center(e)	197	184	160	145	170	152	208	167	—	—	—	—	—	—
National Pensions(d)	25,240	23,904	—	—	—	—	—	—	—	—	—	—	—	—
Pensions(d)	—	—	71,863	69,731	72,520	70,305	75,649	74,612	79,184	75,936	79,303	79,303	80,469	80,469
Foodstuff Control(f)	2,291	2,264	—	—	—	—	—	—	—	—	—	—	—	—
Stable Supply of Foodstuff(f)	—	—	2,617	2,542	2,739	2,642	2,387	2,231	2,064	1,880	2,787	2,760	2,545	2,527
Agricultural Mutual Aid Reinsurance	109	62	107	47	93	43	103	62	108	81	104	100	122	119
National Forest Service	427	413	472	473	459	451	498	488	458	457	471	471	463	463
National Land Improvement(g)	521	487	575	481	—	—	—	—	—	—	—	—	—	—
Trade Reinsurance	787	5	853	56	219	65	148	61	91	59	171	171	188	188
Compensation Reinsurance for Motor Vehicle Damages(h)	168	104	140	72	—	—	—	—	—	—	—	—	—	—
Automobile Safety(h)	—	—	—	—	144	72	131	63	124	58	117	60	116	54
Infrastructure Development(i)	—	—	—	—	7,220	6,039	7,131	5,809	4,698	4,195	3,818	3,818	3,651	3,651
Harbor Improvement(i)	374	339	360	319	—	—	—	—	—	—	—	—	—	—
Airport Improvement(i)	578	464	663	555	—	—	—	—	—	—	—	—	—	—
Labor Insurance	8,984	7,110	7,849	6,542	7,935	6,753	7,237	6,869	7,112	6,703	7,615	7,574	6,833	6,826
Road Construction and Improvement(i)	4,787	3,877	4,595	3,812	—	—	—	—	—	—	—	—	—	—
Reconstruction from the Great East Japan Earthquake	—	—	—	—	—	—	—	—	—	—	—	—	3,775	3,775
Others	3,427	2,588	2,791	1,897	782	363	743	318	566	274	418	216	459	439

Total Revenues and Expenditures(j)	¥501,536	¥450,580	¥395,920	¥353,283	¥387,740	¥359,198	¥377,893	¥348,060	¥386,985	¥345,074	¥404,367	¥389,232	¥408,395	¥390,520

(a)	As of the date of this prospectus, details for the provisional results for JFY 2011 Special Accounts are not available.
(b)	The account was combined with certain miscellaneous account under the new account name of “Fiscal Investment and Loan Program” effective JFY 2008.
(c)	The account of “Measures for Petroleum and the Advancement of Energy Demand and Supply Structure” was incorporated in the newly established account of “Measures for Energy” effective JFY 2007.
(d)	The accounts of “Welfare Insurance” and “National Pensions” have been combined under the new account name of “Pensions” effective JFY 2007.
(e)	Account abolished as of March 31, 2010.
(f)	The account of “Foodstuff Control” was combined with certain miscellaneous accounts under the new account name of “Stable Supply of Foodstuff” effective JFY 2007.
(g)	Account abolished effective JFY 2008.
(h)	The account of “Compensation Reinsurance for Motor Vehicle Damages” was combined with certain miscellaneous accounts under the new account name of “Automobile Safety” effective JFY 2008.
(i)	The accounts were combined under the new account name of “Infrastructure Development” effective JFY 2008.
(j)	Without adjustment for inter-account transactions. Total Revenues and Expenditures may differ from the actual totals of the listed accounts due to rounding.

Source: Budget, Ministry of Finance.

Government Affiliated Agencies

	JFY 2006		JFY 2007		JFY 2008		JFY 2009		JFY 2010		JFY 2011 Revised Budget(a)		JFY 2012 Initial Budget
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions)
Total	¥4,503	¥3,793	¥2,604	¥2,065	¥1,825	¥1,785	¥1,277	¥1,530	¥1,204	¥1,406	¥1,846	¥2,614	¥1,913	¥2,703

(a)	As of the date of this prospectus, details for the provisional results for JFY 2011 Government Affiliated Agencies are not available.

Source: Budget, Ministry of Finance.

Tax Structure

The central government derives tax revenues (including stamp revenues) through taxes on income, consumption and property, etc. The taxes on income, consumption and property (including stamp revenues, etc.) account for 54.1%, 40.5% and 5.4%, respectively, of the total central government taxes and stamp revenues in the JFY 2012 budget.

The individual national income tax is progressive, with rates currently ranging from 5% to 40% of taxable income, and the local taxes are a 10% single rate. Interest income is generally taxed at the rate of 20%, including both national and local taxes, separately from other types of income, and subject to certain exemptions. The corporate tax is based on a rate of 30% except that, for small and medium corporations, the first ¥8 million of income is taxed at 18%. In addition, individuals and corporations are subject to local income taxation.

Comprehensive Reform of Social Security and Tax    Japan’s fiscal conditions face challenges, with its tax revenues covering less than half of its expenditures, and with the ratio of long-term outstanding debt of central and local governments to gross domestic product expected to reach 195% at the end of JFY 2012. See also “Japan’s Public Debt” below. The Government of Japan seeks to tackle these fiscal challenges through the “comprehensive reform of social security and tax”, which is currently under consideration by the Diet, and thereby maintain the market’s and the international community’s confidence in Japan and build the foundation for stable economic growth. The first step under such proposed reform would be to set aside consumption tax revenues for social security payments, and, on the condition that the economic improvement reaches a certain level, to gradually increase the consumption tax rate to 8% in April 2014 and to 10% in October 2015. Aside from the comprehensive reform of social security and tax, the government’s other tax reform package calls for reforming vehicle taxes, extending special treatments of tax deductions for research and development tax credit, expanding and extending non-taxable treatments of gift tax for the purchase of residential housing and setting the upper limit on employment income deductions.

Fiscal Investment and Loan Program (“Zaito”)

The Fiscal Investment and Loan Program is formulated at the same pace as the General Account budget. The plan details the allocation of public funds to various special accounts, government affiliated agencies, local governments, public corporations and other public institutions.

The Fiscal Investment and Loan Program system was fundamentally changed on April 1, 2001 from a scheme with compulsory deposit of Postal Savings and Pension Reserves into a fund-raising scheme to raise in the financial markets only the necessary amount of funds for Fiscal Investment and Loan Program agencies’ projects.

Under the Zaito plan, funds are lent to government-related entities such as public corporations, government affiliated agencies, special accounts and local governments. The total funds allocated under the initial plan for JFY 2012 is ¥17,648 billion. The sources of funds for the plan in JFY 2012 are the Fiscal Loans (¥13,524 billion), the Industrial Investments (¥180 billion), Government-Guaranteed domestic bonds (¥3,582 billion) and Government-Guaranteed foreign bonds (¥362 billion).

The following table shows the uses of funds allocated under the initial plan for the periods indicated.

	JFY 2008	JFY 2009	JFY 2010	JFY 2011	JFY 2012
	(in billions)
Housing	¥862	¥686	¥604	¥578	¥923
Living Environment	2,745	2,937	3,128	2,725	2,713
Social Welfare	557	541	506	550	743
Education	873	861	1,135	1,176	1,232
Small and Medium-sized Businesses	2,934	4,227	5,673	3,627	4,323
Agriculture, Forestry and Fisheries	368	425	404	345	373
National Land Preservation and Reconstruction in the Event of Disaster	247	262	243	180	645
Road Construction	2,967	2,490	2,426	2,248	2,813
Transportation and Communications	406	451	436	408	384
Regional Development	401	424	441	467	447
Industry/Technology	323	1,310	1,907	625	2,015
Trade/Economic Cooperation	1,186	1,249	1,454	1,978	1,039

Total	¥13,869	¥15,863	¥18,357	¥14,906	¥17,648

Japan’s Public Debt

Japan’s fiscal conditions are severe, with outstanding government bonds having reached 668 trillion yen at the end of JFY 2011. The government endorsed “Fiscal Management Strategy” on June 22, 2010 and subsequently, National Policy Unit of cabinet Secretariat released “FY 2011 Review of Progress of Fiscal Management Strategy” on January 21, 2011. In its strategy, the government made a commitment that central government primary spending (General Account expenditures excluding debt and interest payment) will not exceed the JFY 2010 level over the next three years and will make every effort to ensure that the amount of new government bond issuances in JFY 2011 does not exceed such amount in JFY 2010 (around ¥44 trillion). The amount of the government bonds issuance in JFY 2011 initial budget was ¥44,298 billion and slightly fell below the JFY 2010 budget’s level of ¥44,303 billion. In addition, the government developed the fiscal consolidation targets, which were (i) to halve the primary deficit (of both central and local governments) in percent of GDP by JFY 2015, (ii) to achieve a primary surplus (of both central and local governments) by JFY 2020, and (iii) to achieve stable reduction in the amount of public debt relative to GDP from JFY 2021. According to the Cabinet Office’s Projections, (i) the primary balance of national and local governments in JFY 2012 is projected to improve by approximately 1.5 percentage points of GDP compared to JFY 2011; and (ii) the public debt-to-GDP ratio in JFY 2012 is projected to increase to 185% compared to 182% in JFY 2011.

USE OF PROCEEDS

JBIC will use the net proceeds from the sale of the Debt Securities for its operations.

DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEE

The following is a brief summary of the terms and conditions of the Debt Securities and the Fiscal Agency Agreement or Agreements pursuant to which they will be issued (the “Fiscal Agency Agreement”). JBIC has filed or will file copies of the forms of Debt Securities and the form of Fiscal Agency Agreement as exhibits to the registration statement of which this prospectus is a part. The following summary does not purport to be complete, and you should refer to such exhibits for more complete information.

General

From time to time, JBIC may authorize and issue Debt Securities in one or more series. The prospectus supplement that relates to your Debt Securities will specify the following terms:

•	The designation, aggregate principal amount, currency, any limitation on such principal amount and authorized denominations;

•	The percentage of their principal amount at which such Debt Securities will be issued;

•	The maturity date or dates;

•	The interest rate or rates, if any, which may be fixed or variable, and the dates for payment of interest, if any;

•	The paying agencies where payments of principal, premium, if any, and interest, if any, will be made;

•	Any optional or mandatory redemption terms or repurchase or sinking fund provisions; and

•	Other specific provisions.

If JBIC issues any Debt Securities at an original issue discount or payable in a currency other than the United States dollar, the prospectus supplement relating to such Debt Securities will also describe special U.S. federal income tax and other considerations applicable to such Debt Securities.

JBIC and Japan will appoint a fiscal agent (the “Fiscal Agent”) or agents in connection with the Debt Securities. The Fiscal Agency Agreement will set forth the Fiscal Agent’s duties. The Fiscal Agent will be a bank or trust company named in the applicable prospectus supplement, but JBIC and Japan may replace the Fiscal Agent and may appoint different fiscal agents for different series of Debt Securities. JBIC and Japan may maintain deposit accounts and conduct other banking and financial transactions with the Fiscal Agent. The Fiscal Agent is the agent of JBIC and Japan, is not a trustee for the holders of Debt Securities and does not have the same responsibilities or duties to act for such holders as would a trustee.

Rank of Debt Securities

The Debt Securities will be our direct, unsecured debt securities obligations and rank pari passu and be payable without any preference among themselves and at least equally with all of our other unsecured debt securities obligations from time to time outstanding, which rank senior to our unsecured general obligations not represented by debt securities, provided, however, that certain obligations in respect of national and local taxes and certain preferential rights granted by, among others, the Japanese Civil Code to certain specified types of creditors, such as preferential rights of employees to wages, will have preference.

Guarantee of Japan

Japan will unconditionally guarantee payment of principal of and premium, if any, and interest on the Debt Securities. The guarantee will be a general obligation of Japan, and Japan will pledge its full faith and credit for the performance of the guarantee. The guarantee will rank equally in right of payment with all other general obligations of Japan without any preference one above the other by reason of priority of date of issue or otherwise. Japan will agree that the guarantee may be enforced, in the event of default by JBIC, without making prior demand upon or seeking to enforce remedies against JBIC.

Issuance of any such guarantee will be subject to limits imposed by annual budgetary authorizations set by the Japanese Diet. In addition, each particular issue of Debt Securities will, on a case-by-case basis, necessitate the obtaining of authorization by Japan of any such guarantee.

Additional Amounts

We will pay all amounts that we are required to pay on the bonds without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Japan, or any taxing authority in Japan (“Taxes”), unless the withholding or deduction of such Taxes is required by law. In that event, we will pay such additional amounts that are necessary so that the net amounts received by any beneficial owner of the bonds after such withholding or deduction will equal the amounts that would have been receivable in the absence of such withholding or deduction, except that no such additional amounts will be payable under certain circumstances.

Redemption

If the Debt Securities of a series provide for mandatory redemption, or redemption at the election of JBIC, such redemption shall be on at least 30 days’ notice. In event of redemption in part, the Fiscal Agent will select the Debt Securities to be redeemed by lot or in any usual manner it approves. The Fiscal Agent will mail notice of such redemption to holders of registered Debt Securities of such series, to their last addresses as they appear on the register of the Debt Securities of such series.

Japanese Taxation

The following description of Japanese taxation (limited to national taxes) applies to interest on Debt Securities issued by JBIC outside Japan and payable outside Japan as well as to certain aspects of capital gains, inheritance tax and gift tax. You should note that, while the following description of Japanese taxation contains the terms of Japanese taxation material to prospective investors, it is not exhaustive and prospective investors are advised to consult their own tax advisors as to their exact tax position.

The statements below are based on current tax laws and regulations in Japan and current income tax treaties executed by Japan all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). Neither such statements nor any other statements in this document are to be regarded as advice on the tax position of any beneficial owner of the Debt Securities or any person purchasing, selling or otherwise dealing in the Debt Securities or any tax implication arising from the purchase, sale or other dealings in respect of the Debt Securities.

Debt Securities.    This section applies only to Debt Securities other than those falling under (i) so-called “discounted bonds” (of which the original issue discount will be subject to Japanese withholding tax) as prescribed by the Act on Special Measures Concerning Taxation of Japan or (ii) so-called “taxable linked bonds” as described in Article 6, Paragraph (4) of the Act on Special Measures Concerning Taxation of Japan, i.e., bonds of which the amount of interest is to be calculated by reference to certain indexes (as prescribed by the Cabinet Order under Article 6, Paragraph (4) of the Act on Special Measures Concerning Taxation of Japan) relating to JBIC or a Specially-Related Party of JBIC (as defined below).

Representation of Gross Recipient Status upon Initial Distribution.    By subscribing to the Debt Securities, an investor will be deemed to have represented it is a “Gross Recipient,” i.e., (i) a beneficial owner that is, for Japanese tax purposes, neither (x) an individual resident of Japan or a Japanese corporation, nor (y) an individual non-resident of Japan or a non-Japanese corporation that in either case is a Specially-Related Party of JBIC, (ii) a Designated Financial Institution (as defined below) that will hold the Debt Securities for its own proprietary account or (iii) an individual resident of Japan or a Japanese corporation who will receive interest payments on the Debt Securities through a Japanese Payment Handling Agent (as defined below). Among other restrictions, the Debt Securities are not, as part of the initial distribution at any time, to be directly or indirectly offered or sold to, or for the benefit of, any person other than a Gross Recipient.

Tax Withholding Rules for Non-resident Investors.    If the recipient of interest on the Debt Securities is an individual non-resident of Japan or a non-Japanese corporation for Japanese tax purposes, as described below, the Japanese tax consequences on such individual non-resident of Japan or non-Japanese corporation are significantly different depending upon whether such individual non-resident of Japan or non-Japanese corporation is a Specially-Related Party of JBIC. Most importantly, if such individual non-resident of Japan or non-Japanese corporation is a Specially-Related Party of JBIC, income tax at the rate of 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) of the amount of such interest will be withheld by JBIC under Japanese tax law:

•	If the recipient of interest on any Debt Securities is:

•	an individual non-resident of Japan with no permanent establishment within Japan;

•	a non-Japanese corporation with no permanent establishment within Japan; or

•

an individual non-resident of Japan or non-Japanese corporation with a permanent establishment within Japan, but the receipt of interest on the relevant Debt Securities is not attributable to the business of such individual non-resident of Japan or non-Japanese corporation carried on within Japan through such permanent establishment, then, no Japanese income or corporate tax is payable with respect to such interest by way of withholding or otherwise, if such recipient complies with certain requirements. Such requirements include:

•

if the relevant Debt Securities are held through a certain participant in an international clearing organization such as Euroclear Bank S.A./N.V., Clearstream Banking, societe anonyme and The Depository Trust Company, or a certain financial intermediary prescribed by the Act on Special Measures Concerning Taxation of Japan and the relevant cabinet order thereunder (the Act on Special Measures Concerning Taxation of Japan, cabinet order thereunder and the related ministerial regulation are called the “Act”) (each, a “Participant”), the requirement to provide, at the time of entrusting a Participant with the custody of the relevant Debt Securities, certain information prescribed by the Act to enable the Participant to establish that the recipient is exempt from the requirement for Japanese tax to be withheld or deducted (the “Interest Recipient Information”), and to advise the Participant if such individual non-resident of Japan or non-Japanese corporation ceases to be so exempted (including the case where it became a Specially-Related Party of JBIC); and

•

if the relevant Debt Securities are not held by a Participant, the requirement to submit to the Fiscal Agent (or a separate paying agent, if one is appointed) a written application for tax exemption (hikazei tekiyo shinkokusho) (the “Written Application for Tax Exemption”), together with certain documentary evidence.

Failure to comply with the requirements described above (including the case where the Interest Recipient Information is not duly communicated as required under the Act) will result in the withholding by JBIC of income tax at the rate of 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) of the amount of such interest.

•	If the recipient of interest on any Debt Securities is:

•	an individual non-resident of Japan with a permanent establishment within Japan; or

•	a non-Japanese corporation with a permanent establishment within Japan,

and the receipt of interest is attributable to the business carried on within Japan by the recipient through such permanent establishment, then such interest will not be subject to the withholding by JBIC of income tax at the rate of 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) if the recipient complies with, among others, the requirement to provide the Interest Recipient Information or to submit the Written Application for Tax Exemption, as the case may be. Failure to do so will result in the withholding by

JBIC of income tax at the rate of 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) of the amount of such interest. The amount of such interest will, however, be included in the recipient’s Japanese source income which is subject to Japanese taxation, and will be subject to regular income tax or corporate tax, as the case may be.

•

Notwithstanding the foregoing, if an individual non-resident of Japan or a non-Japanese corporation mentioned above is a party who has a special relationship with JBIC (that is, in general terms, a person who directly or indirectly controls or is directly or indirectly controlled by, or is under direct or indirect common control with, JBIC) within the meaning prescribed by the Cabinet Order under Article 6, Paragraph (4) of the Act on Special Measures Concerning Taxation of Japan (such party is referred to in this section as a “Specially-Related Party of JBIC”) as of the beginning of the fiscal year of JBIC in which the relevant Interest Payment Date falls, the exemption from Japanese withholding tax on interest mentioned above will not apply, and income tax at the rate of 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) of the amount of such interest will be withheld by JBIC. If such individual non-resident of Japan or a non-Japanese corporation has a permanent establishment within Japan, regular income tax or corporate tax, as appropriate, collected otherwise by way of withholding, will apply to such interest under Japanese tax law.

•

If an individual non-resident of Japan or a non-Japanese corporation (regardless of whether it is a Specially-Related Party of JBIC) is subject to Japanese withholding tax with respect to interest on the Debt Securities under Japanese tax law, a reduced rate of withholding tax or exemption therefrom may be available under the relevant income tax treaty between Japan and the country of tax residence of such individual non-resident of Japan or non-Japanese corporation. Individual non-residents of Japan or non-Japanese corporations that are entitled to a reduced rate of Japanese withholding tax or exemption from Japanese withholding tax on payment of interest by JBIC are required to submit an “Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Interest” and any other required forms and documents in advance through JBIC to the relevant tax authority before payment of interest.

•

Under the Act, (a) if an individual non-resident of Japan or a non-Japanese corporation that is a beneficial owner of the Debt Securities becomes a Specially-Related Party of JBIC, or an individual non-resident of Japan or a non-Japanese corporation that is a Specially-Related Party of JBIC becomes a beneficial owner of the Debt Securities, and (b) if such Debt Securities are held through a Participant, then such individual non-resident of Japan or non-Japanese corporation would be obligated to notify the Participant of such change in status by the immediately following Interest Payment Date of the Debt Securities. As described above, as the status of such individual non-resident of Japan or non-Japanese corporation as a Specially-Related Party of JBIC for Japanese withholding tax purposes is determined based on the status as of the beginning of the fiscal year of JBIC in which the relevant Interest Payment Date falls, such individual non-resident of Japan or non-Japanese corporation should, by such notification, identify and advise the Participant of the specific Interest Payment Date on which Japanese withholding tax starts to apply with respect to such individual non-resident of Japan or non-Japanese corporation as being a Specially-Related Party of JBIC.

Tax Withholding Rules for Resident Investors.    If the recipient of interest on the Debt Securities is an individual resident of Japan or a Japanese corporation for Japanese tax purposes, as described below, regardless of whether such recipient is a Specially-Related Party of JBIC, income tax will be withheld at the rate of 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) of (i) the amount of such interest, if such interest is paid to an individual resident of Japan or a Japanese corporation (except for a Designated Financial Institution (as defined below) which complies with the requirement for tax exemption under Article 6, Paragraph (9) of the Act on Special Measures Concerning Taxation of Japan) (except as provided in item (ii) below) or (ii) the amount of such interest minus the amount provided in the Cabinet Order relating to Article 3-3, Paragraph (6) of the Act on Special Measures Concerning Taxation of Japan, if such interest is paid to a Public Corporation, etc. (as defined below) or a Specified Financial Institution (as defined below) through the Japanese Custodian (as defined below) in compliance with the requirement for tax exemption under Article 3-3, Paragraph (6) of the Act on Special Measures Concerning Taxation of Japan:

•

If the recipient of interest on any Debt Securities is an individual resident of Japan or a Japanese corporation other than any of the following institutions that complies with the requirement described below:

•	Japanese banks;

•	Japanese insurance companies;

•	Japanese “financial instruments business operators” (as such term is defined by the Financial Instruments and Exchange Act of Japan);

•

other Japanese financial institutions that fall under certain categories prescribed by the relevant cabinet order under Article 3-3, Paragraph (6) of the Act on Special Measures Concerning Taxation of Japan (such institutions, together with Japanese banks, insurance companies and financial instruments business operators, are called “Specified Financial Institutions”); or

•	Japanese public corporations or Japanese public-interest corporations designated by the relevant law (Koukyo hojin tou) (“Public Corporations, etc.”),

and such recipient receives payment of interest through certain payment handling agents in Japan (“Japanese Payment Handling Agents”), such agents will withhold income tax at the rate of 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) of the amount of such interest. As JBIC is not in a position to know in advance the recipient’s status, the recipient of interest falling under this category should inform JBIC through the paying agent of its status in a timely manner. Failure to do so may result in temporary double withholding. An individual recipient that receives interest through a Japanese Payment Handling Agent will be subject only to such withholding tax. In all other cases, the recipient must include the amount of interest in the recipient’s gross income and will be subject to regular income tax or corporate tax, as the case may be.

•	If the recipient of interest on any Debt Securities is:

•

a Public Corporation, etc. that keeps such Debt Securities deposited with, and receives the interest on such Debt Securities through, a Japanese Payment Handling Agent with custody of the Debt Securities (the “Japanese Custodian”); or

•	a Specified Financial Institution that keeps such Debt Securities deposited with, and receives the interest on such Debt Securities through, the Japanese Custodian,

and such recipient submits through the Japanese Custodian, to the competent tax authority, the report prescribed by the Act, no income tax will be imposed by way of withholding on such portion of interest as is prescribed by the relevant cabinet order as that corresponding to the period the Debt Securities were held by such recipient, but if the recipient is a Specified Financial Institution, the recipient will be subject to regular corporate tax with respect to such interest. Additionally, if the recipient is a Japanese public-interest corporation designated by the relevant law and the interest is derived from the recipient’s profit earning business designated by the relevant law, the recipient will be subject to regular corporate tax with respect to such interest. However, since JBIC is not in a position to know in advance the recipient’s withholding tax exemption status, the recipient of interest falling under this category should inform JBIC through the paying agent of its status in a timely manner. Failure to so notify JBIC may result in the withholding by JBIC of a 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) income tax. Any amount of interest received by such recipient in excess of the non-taxable portion described above will be subject to the withholding by the Japanese Custodian of income tax at the rate of 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) of such excess amount.

•

If the recipient of interest on any Debt Securities is an individual resident of Japan or a Japanese corporation (except for a Designated Financial Institution which complies with the requirements described below), and receives interest not through a Japanese Payment Handling Agent, income tax at the rate of 15% (for the period beginning on January 1, 2013 and ending on December 31, 2037, 15.315%) of the amount of such interest will be withheld by JBIC, and, except where the recipient is a Public Corporation, etc. (other than a Japanese public-interest corporation designated by the relevant law that derives the interest from its profit-earning business designated by the relevant law), the amount of such interest will be aggregated with the recipient’s other taxable income and will be subject to regular income tax or corporate tax, as appropriate.

•	If the recipient of interest on any Debt Securities is:

•	a Japanese bank;

•	a Japanese insurance company;

•	a Japanese financial instruments business operator; or

•

any other Japanese financial institution that falls under one of certain categories prescribed by the relevant cabinet order under Article 6, Paragraph (9) of the Act on Special Measures Concerning Taxation of Japan (each a “Designated Financial Institution”), and such recipient receives interest not through a Japanese Payment Handling Agent and complies with, among others, the requirement to provide the Interest Recipient Information or to submit the Written Application for Tax Exemption, as the case may be, no income tax will be imposed by way of withholding. The recipient will, however, be subject to regular corporate tax with respect to such interest.

Special Additional Tax for Reconstruction from the Great East Japan Earthquake.    Due to the imposition of a special additional withholding tax of 0.315% (or 2.1% of 15%) to secure funds for reconstruction from the Great East Japan Earthquake, the withholding tax rate, currently due and payable at 15%, will be effectively increased to 15.315% during the period beginning on 1st January, 2013 and ending on 31st December, 2037. There will also be certain special additional tax imposed upon regular income tax or corporate tax, as referred to in the foregoing descriptions, for a certain period.

Capital Gains, Inheritance Tax and Gift Tax.    Gains derived from the sale outside Japan of Debt Securities by an individual non-resident of Japan or a non-Japanese corporation having no permanent establishment in Japan are generally not subject to Japanese income or corporate tax. An individual, regardless of his or her residency, who has acquired Debt Securities as legatee, heir or donee from another individual may be required to pay Japanese inheritance tax or gift tax at progressive rates.

United States Taxation

This section describes the material United States federal income tax consequences of owning the Debt Securities we are offering. It is the opinion of Sullivan & Cromwell LLP, United States counsel to JBIC. It applies to you only if you are a United States holder (as defined below) and you acquire Debt Securities in the offering at the offering price and you hold your Debt Securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns Debt Securities that are a hedge or that are hedged against interest rate or currency risks,

•	a person that owns Debt Securities as part of a straddle or conversion transaction for tax purposes,

•	a person that purchases or sells Debt Securities as part of a wash sale for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

This section deals only with fixed rate Debt Securities denominated in U.S. dollars, with no more than de minimis original issue discount, that are due to mature 30 years or less from the date on which they are issued. An applicable prospectus supplement will discuss the United States federal income tax consequences of owning any other Debt Securities.

If a partnership holds the Debt Securities, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Debt Securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Debt Securities.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning the Debt Securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

You are a United States holder if you are a beneficial owner of a Debt Security and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Payments of Interest.    You will be taxed on interest on your Debt Security as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

You must include any tax withheld from the interest payment as ordinary income even though you do not in fact receive it, and you must also include as ordinary income any additional amounts paid with respect to withholding tax on the Debt Securities, including withholding tax on payments of such additional amounts. You may be entitled to deduct or credit tax withheld, subject to applicable limits. The rules governing foreign tax credits are complex and you should consult your tax advisor regarding the availability of the foreign tax credit in your situation. Interest paid by the Company on the Debt Securities is income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a United States holder and, depending on your circumstances, will be either “passive” or “general” income for purposes of computing the foreign tax credit.

Purchase, Sale, and Retirement of the Debt Securities.    Your tax basis in your Debt Security generally will be its cost. You generally will recognize capital gain or loss on the sale or retirement of your Debt Security equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your Debt Security. Capital gain of a noncorporate United States holder generally is taxed at preferential rates where the property is held for more than one year.

Medicare Tax

For taxable years beginning after December 31, 2012, a United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income generally will include its interest income and its net gains from the disposition of Debt Securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Debt Securities.

Foreign Account Tax Compliance Withholding

A 30% withholding tax will be imposed on certain payments to certain non-U.S. financial institutions that fail to comply with information reporting requirements or certification requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. It is currently not clear whether JBIC would qualify for an exemption from such withholding tax. United States accountholders subject to such information reporting or certification requirements may include holders of the Debt Securities. To avoid becoming subject to the 30% withholding tax on payments to them, JBIC (if it fails to qualify for an exemption) and other non-U.S. financial institutions may be required to report information to the IRS regarding the holders of Debt Securities and, in the case of holders who (i) fail to provide the relevant information, (ii) are non-U.S. financial institutions who have not agreed to comply with these information reporting requirements, or (iii) hold Debt Securities directly or indirectly through such a non-compliant non-U.S. financial institution, withhold on a portion of payments under the Debt Securities. Under proposed regulations, such withholding generally would not apply to payments made before January 1, 2017. Moreover, under proposed regulations, such requirements would only apply to Debt Securities issued on or after January 1, 2013. However, the rules for the implementation of this legislation have not yet been finalized, so it is impossible to determine at this time what impact, if any, this legislation will have on holders of the Debt Securities.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Debt Securities.

Backup Withholding and Information Reporting

If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•

payments of principal and interest on a Debt Security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a Debt Security effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

If you are a United States alien holder, you generally are exempt from backup withholding and information reporting requirements with respect to:

•	payments of principal and interest made to you outside the United States by the Company or another non-United States payor and

•

other payments of principal and interest and the payment of the proceeds from the sale of a Debt Security effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of a Debt Security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a Debt Security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of a Debt Security effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “United States persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Acceleration of Maturity

With respect to any series of Debt Securities, in case of the following types of default, each Debt Security of such series will become due and payable at the option of the holder of such Debt Security upon written notice to the Fiscal Agent, unless all defaults shall have been cured prior to the receipt of such notice by the Fiscal Agent:

•

Default in any payment, when due, of principal (if due in installments) or premium, if any, or interest on any of the Debt Securities of such series, or, if such series is entitled to a sinking fund, in the deposit, when due, of any sinking fund payment, and continuance of such default for a period of 30 days;

•

Default in the performance by JBIC or by Japan of any other obligation contained in the Debt Securities of such series or in the related guarantee of Japan, and the continuance of such default for a period of 90 days following written notice thereof to JBIC or Japan, as the case may be, by the holders of 25% or more in aggregate principal amount of the then outstanding Debt Securities of such series;

•

Acceleration of the types of indebtedness of JBIC that are described below, for borrowed moneys exceeding in the aggregate $50,000,000 or its equivalent in any other currency or currencies, as a result of a default by any person or any event treated in effect as a default, and the non-occurrence of (i) any contest in good faith by JBIC against the acceleration or (ii) the rescission or annulment of the acceleration, for a period of 90 days following written notice thereof to JBIC by the holders of 25% or more in aggregate principal amount of the then outstanding Debt Securities of such series; or

•

Dissolution of JBIC unless the obligations under the Debt Securities of such series are assumed by (i) Japan or (ii) an entity whose obligations under the Debt Securities of such series are guaranteed by Japan.

The types of indebtedness covered by the third bullet paragraph above are those in the form of, or represented by, bonds, notes, debentures or other securities, which (i) are, or may, at the option of the person entitled to such securities, be or become, denominated or payable in, or by reference to, a currency or currencies other than Japanese yen, (ii) are not repayable within three years from the date of their issue, otherwise than at the option, or due to the default, of JBIC and (iii) are, or are capable of being, quoted, listed or ordinarily traded on any stock exchange or in any over-the-counter securities market.

The Fiscal Agency Agreement will not require JBIC to furnish to the Fiscal Agent periodic evidence as to the absence of default.

Governing Law

The Fiscal Agency Agreement, the Debt Securities and the guarantee of Japan will all provide that they shall be governed by, and interpreted in accordance with, the laws of the State of New York, except with respect to authorization and execution by JBIC and Japan of the Fiscal Agency Agreement and the Debt Securities and the guarantee of Japan, as the case may be, and any other matters required to be governed by the laws of Japan.

Jurisdiction and Enforceability

JBIC will effect the irrevocable appointment of the Fiscal Agent as its authorized agent upon which process may be served in any action based upon the Debt Securities (i.e., asserting rights set forth in the Debt Securities) which any holder of a Debt Security may institute in any State or Federal court in The City of New York. JBIC will accept the jurisdiction of such court in such action. JBIC will also waive irrevocably any immunity from jurisdiction (but not execution) to which it might otherwise be entitled in any action based upon the Debt Securities. The Fiscal Agent is not the agent for service for actions brought under the federal securities laws, and JBIC’s waiver of immunity does not extend to such actions. Although Japan is subject to suit based upon the guarantee of the Debt Securities before the Tokyo District Court, Japan has not consented to the jurisdiction of any court outside Japan in connection with actions brought against it for any purpose in any way relating to the Debt Securities or its guarantee of the Debt Securities, has not appointed an agent for service of process in connection with any such action and has not agreed to waive any degree of sovereign immunity to which it may be entitled in any such action.

If you bring an action against JBIC under federal securities laws or against Japan for any purpose, unless JBIC or Japan (as the case may be) waives immunity with respect to such action, you would be able to obtain a United States judgment in such action against JBIC or Japan, as the case may be, only if a court were to determine that the United States Foreign Sovereign Immunities Act of 1976, as amended, precludes the granting of sovereign immunity. Even if you could obtain a United States judgment in any such action under that Act, you may not be able to obtain a judgment in Japan based on such a United States judgment. Moreover, you may not be able to execute upon property of JBIC or Japan located in the United States to enforce a judgment obtained under that Act except under the limited circumstances specified in that Act.

PLAN OF DISTRIBUTION

JBIC may sell Debt Securities directly, to or through underwriters or through agents. Each prospectus supplement with respect to Debt Securities will set forth the terms of the offering of such Debt Securities, including the name or names of the underwriters or agents, the public offering price of such Debt Securities and the net proceeds to JBIC from such sale, any underwriting discounts or other items constituting underwriters’ or agents’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.

If underwriters are used in the sale, they will acquire Debt Securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offer of Debt Securities to the public may take the form of an offer through underwriting syndicates represented by managing underwriters, or a direct offer by one or more investment banking firms or others, as designated. Unless the applicable prospectus supplement otherwise indicates, the obligations of the underwriters to purchase Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all Debt Securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

JBIC may, directly or through agents it designates, sell Debt Securities from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of Debt Securities and set forth any commissions payable by JBIC to such agent. Unless such prospectus supplement otherwise indicates, any such agent will be acting on a best efforts basis for the period of its appointment.

If the applicable prospectus supplement so indicates, JBIC will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Debt Securities from JBIC at the public offering price set forth in such prospectus supplement pursuant to “delayed delivery” contracts. Purchasers of Debt Securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of the Debt Securities on a date or dates stated in the applicable prospectus supplement. Such contracts will be subject only to those conditions set forth in such prospectus supplement and such prospectus supplement will set forth the commission payable for solicitation of such contracts.

The applicable prospectus supplement will describe limitations on sales to certain persons of Debt Securities (including limitations imposed by relevant Japanese laws), if any.

Agents and underwriters may be entitled under agreements into which they enter with JBIC to indemnification by JBIC against certain civil liabilities, including liabilities under the United States Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect of such liabilities. Agents and underwriters may engage in transactions with or perform services for JBIC in the ordinary course of business.

AUTHORIZED AGENTS IN THE UNITED STATES

The authorized agent in the United States for JBIC, for purposes of the United States Securities Act of 1933, as amended, is Noriko Nasu, whose address is: Representative Office in New York, Japan Bank for International Cooperation, 712 Fifth Avenue, 26th Floor, New York, New York 10019. The authorized agent for Japan is Koyu Izumi, whose address is: Ministry of Finance, Government of Japan, New York Representative Office, 140 Broadway, 18th Floor, New York, New York 10005.

VALIDITY OF SECURITIES

Nagashima Ohno & Tsunematsu, Tokyo, Japan, will pass upon the validity of each series of Debt Securities and the guarantee of such Debt Securities, and all other matters of Japanese law and procedure on behalf of JBIC and Japan. Sullivan & Cromwell LLP, New York, New York, will pass upon the validity of each series of Debt Securities and the guarantee of such Debt Securities. In giving their opinions, Sullivan & Cromwell LLP may rely as to all matters of Japanese law and procedure on the opinion of Nagashima Ohno & Tsunematsu, and Nagashima Ohno & Tsunematsu may rely as to matters of New York law upon the opinion of Sullivan & Cromwell LLP.

FURTHER INFORMATION

The registration statement of which this prospectus is a part, any post-effective amendment to such registration statement, and the prospectus supplement or supplements relating to any series or issue of the Debt Securities, which are on file with the Commission, contain further information concerning such series or issue.

The Governor, in his official capacity as such Governor, thereunto duly authorized, has supplied the information set forth in this prospectus under the caption “Japan Bank for International Cooperation” and the information incorporated in this prospectus by reference relating to JBIC, and such information is stated on his authority.

The Minister of Finance of Japan, in his official capacity as such Minister, thereunto duly authorized, has supplied the information set forth in this prospects under the caption “Japan” and the information incorporated in this prospectus by reference relating to Japan, and such information is stated on his authority.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

(The information in this Part II relates to the registrant Japan Bank for International Cooperation, except with respect to certain exhibits which are filed on behalf of both registrants.)

An itemized statement of the estimated amounts of expenses, other than underwriting discounts and commissions, payable by JBIC in connection with the sale of a particular issue of Debt Securities will be provided in an amendment to JBIC’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement.

UNDERTAKINGS

The registrants undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the registrants shall not be required to file a post-effective amendment otherwise required by clause (i) or (ii) above if the information required to be included in a post-effective amendment is contained in Annual Reports on Form 18-K or amendments thereto filed by the registrants under the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants’ respective Annual Reports on Form 18-K under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

AGREEMENT TO PROVIDE LEGAL OPINION

The registrants hereby agree to furnish copies of the opinions of NagashimaOhno &Tsunematsu, Japanese counsel to Japan Bank for International Cooperation and Japan, as required, in amendments to Japan Bank for International Cooperation’s Annual Reports on Form 18-K incorporated by reference in, or in post-effective amendments to, this Registration Statement.

CONTENTS

This Registration Statement consists of:

(1)	Facing sheet.

(2)	Part I consisting of the prospectus.

(3)	Part II consisting of pages numbered II-1 through II-5.

(4)	The following Exhibits:

	1.1.	Form of Underwriting Agreement.

	3.1	Articles of Incorporation of Japan Bank for International Cooperation (English translation).

	3.2	Certificate as to laws relating to authorization of Debt Securities and the Guarantee thereof by Japan.

	4.1	Form of Fiscal Agency Agreement (with forms of Debt Securities and Guarantee attached).

	8.1	Opinion (including consent) of Sullivan & Cromwell LLP in respect of specified United States federal income tax matters.

	23.1	Consent of Hiroshi Okuda, Governor (included on page II-3).

	23.2	Consent of Jun Azumi, Minister of Finance of Japan (included on page II-5).

	23.3	Consent and address of Sullivan & Cromwell LLP.

	23.4	Consent and address of NagashimaOhno & Tsunematsu.

	24.1	Power of Attorney of Japan Bank for International Cooperation

	24.2	Power of Attorney (included on page II-3).

SIGNATURES

(of the Issuer)

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant Japan Bank for International Cooperation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, on the 2nd day of July, 2012.

JAPAN BANK FOR INTERNATIONAL COOPERATION

By:	/s/ Hiroshi Okuda
Hiroshi Okuda* Governor

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kohei Nakanishi, Managing Director, Noriyoshi Torigoe, Executive Officer for the Americas, Noriko Nasu, Chief Representative, Representative Office in New York, Hiroyuki Suzuki, Representative, Representative Office in New York, Shohei Yamada, Representative, Representative Office in New York, Kenichiro Hayashi, Director General, Treasury Department, Corporate Group, Toru Odaka, Deputy Director General, Treasury Department, Corporate Group, Tetsuya Oura, Director, Capital Markets and Funding Division, Treasury Department, Corporate Group, and Noriyuki Ishikawa, Deputy Director, Capital Markets and Funding Division, Treasury Department, Corporate Group, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her, and in his or her name, place and stead, in any and all capacities (until revoked in writing), to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Hiroshi Okuda Hiroshi Okuda	Governor	July 2, 2012

/s/ Hiroshi Watanabe Hiroshi Watanabe	CEO, Executive Managing Director	July 2, 2012

Fumio Hoshi	COO, Senior Managing Director

/s/ Kohei Nakanishi Kohei Nakanishi	Managing Director	July 2, 2012

Akira Kondoh	Managing Director

/s/ Noriko Nasu Noriko Nasu	Duly Authorized Representative in the United States of Japan Bank for International Cooperation	July 2, 2012

*	Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement to have been supplied by him and stated on his authority.

SIGNATURES

(of the Guarantor)

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant Japan has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, and State of New York, on the 2nd day of July, 2012.

JAPAN

By:	Jun Azumi*
Minister of Finance

By:	/s/ Koyu Izumi
Koyu Izumi, pursuant to delegated authority Ministry of Finance, Government of Japan

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of Japan in the United States, has signed this Registration Statement on the 2nd day of July, 2012.

/s/ Koyu Izumi
Koyu Izumi

*	Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement to have been supplied by him and stated on his authority.

EXHIBITS

1.1.	Form of Underwriting Agreement.

3.1	Articles of Incorporation of Japan Bank for International Cooperation (English translation).

3.2	Certificate as to laws relating to authorization of Debt Securities and the Guarantee thereof by Japan.

4.1	Form of Fiscal Agency Agreement (with forms of Debt Securities and Guarantee attached).

8.1	Opinion (including consent) of Sullivan & Cromwell LLP in respect of specified United States federal income tax matters.

23.1	Consent of Hiroshi Okuda, Governor (included on page II-3).

23.2	Consent of Jun Azumi, Minister of Finance of Japan (included on page II-5).

23.3	Consent and address of Sullivan & Cromwell LLP.

23.4	Consent and address of Nagashima Ohno & Tsunematsu.

24.1	Power of Attorney of Japan Bank for International Cooperation

24.2	Power of Attorney (included on page II-3).